Exhibit 99.1

[Translation from the German language]

voxeljet AG

Augsburg

ISIN DE000A1X3WJ5/WKN A1X3WJ (Shares)
ISIN US92912L2060/WKN A2QBGM (American Depositary Shares)

We invite our shareholders to attend the

Annual General Meeting which is taking place in the offices of Hogan Lovells International LLP, Karl-Scharnagl-Ring 5, 80539 Munich on Wednesday, 26 May 2021 at 10:00 am (CEST).

AGENDA

ITEM 1.

Presentation of the adopted annual financial statements as of 31 December 2020 and of the approved consolidated annual financial statements as of 31 December 2020, the combined management report for voxeljet AG and the Group for financial year 2020 and the report of the Supervisory Board for financial year 2020

These documents are available on our website (http://investor.voxeljet.com/). On request, they will also be sent to the shareholders. Furthermore, the documents will be available during the Annual General Meeting, where they will also be explained in more detail. The Supervisory Board has already approved the annual financial statements and consolidated financial statements prepared by the Management Board. The annual financial statements are thus adopted. Therefore, in accordance with the statutory provisions, there will be no resolution concerning ITEM 1.

ITEM 2.	Resolution on the formal approval of the actions of the Management Board

The Management Board and the Supervisory Board propose that the actions of the members of the Management Board who held office in financial year 2020 be formally approved for that period.

[Translation from the German language]

ITEM 3.	Resolution on the formal approval of the actions of the Supervisory Board

The Management Board and the Supervisory Board propose that the actions of the members of the Supervisory Board who held office in financial year 2020 be formally approved for that period.

ITEM 4.	Resolution on the appointment of the auditor of the financial statements and of the consolidated financial statements for financial year 2021

Following the recommendation of the Audit Committee, the Supervisory Board proposes to appoint the auditing firm PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Bernhard-Wicki-Str. 8, 80636 Munich, Germany, as auditor of the financial statements and the consolidated financial statements for financial year 2021.

ITEM 5.	Resolution on the approval of the system of remuneration for the Management Board members

The German Act Implementing the Second Shareholder Rights Directive ("Gesetz zur Umsetzung der zweiten Aktionärsrechterichtlinie") led to the introduction of a new sec. 120a of the German Stock Corporation Act ("AktG"). Sec. 120a para. 1 sentence 1 AktG stipulates that, whenever there is a material change, but at least every four years, the annual general meeting of listed stock corporations should resolve on the approval of the system of remuneration for the management board members submitted by the supervisory board.

On 27 March 2021, the Supervisory Board resolved a new remuneration system on the basis of the preliminary work of the Compensation and Nomination Committee. This system is described in the supplementary information below regarding ITEM 5 and will be submitted to the Annual General Meeting for approval.

The Supervisory Board proposes that the system of remuneration for the Management Board members resolved by the Supervisory Board on 27 March 2021 be approved.

ITEM 6.	Resolution on the remuneration of the Supervisory Board members

Pursuant to the revised sec. 113 para. 3 AktG, the Annual General Meeting must adopt a resolution on the remuneration of the Supervisory Board members at least every four years. Pursuant to sec. 113 para. 1 sentence 2 AktG, the remuneration can, as a rule, be determined in the Articles of Association or approved by the Annual General Meeting. Art. 14 of the Company's Articles of Association requires the remuneration to be approved by the Annual General Meeting.

[Translation from the German language]

The current rules regarding the remuneration of the Supervisory Board members were resolved by the Annual General Meeting on 31 May 2016. They provide for fixed annual remuneration of EUR 40,000.00 for members of the Supervisory Board, EUR 80,000.00 for the Chair and EUR 60,000.00 for the Deputy Chair. The members of the Management Board and the Supervisory Board are of the opinion that the existing rules are generally still appropriate and should be maintained. Any adjustment should only be made in order to consistently take due account of the increased time needed to perform the duties of chair of a committee. Furthermore, rules on the reimbursement of expenses and on D&O insurance should be laid down.

The abstract remuneration system, on which the following proposed resolution is based, including the information pursuant to sec. 113 para. 3 sentence 2, sec. 87a para. 1 sentence 2 AktG (“System of Remuneration for the Supervisory Board members”), is outlined in the supplementary information for ITEM 6 below.

The Management Board and the Supervisory Board propose that the remuneration of the members of voxeljet AG's Supervisory Board be determined as follows and the System of Remuneration for the Supervisory Board members be approved:

a)	The fixed annual remuneration of the ordinary Supervisory Board members amounts to EUR 40,000.00 per member for the duration of their service on the Supervisory Board. The Chair of the Supervisory Board is granted a fixed annual remuneration of EUR 80,000.00 for the duration of their service on the Supervisory Board; the Deputy Chair of the Supervisory Board is granted a fixed annual remuneration of EUR 60,000.00 for the duration of their service on the Supervisory Board. The chair of a committee receives a fixed annual remuneration of EUR 60,000.00 for the duration of their appointment as chair. A Supervisory Board member who holds several positions with higher remuneration receives the remuneration only for the most highly remunerated position.
b)	A Supervisory Board member whose membership does not cover a full financial year is remunerated pro rata temporis, with the duration of their membership being rounded up to whole months. This provision applies accordingly to the Chair or Deputy Chair of the Supervisory Board or the chair of a committee.
c)	The remuneration for service on the Supervisory Board is due and payable in each case after the close of the Annual General Meeting that receives the annual financial statements for the past financial year or decides upon their approval.
d)	The Supervisory Board members are included in a D&O insurance policy which is maintained in an appropriate amount by the Company in its interests for officers and certain employees of the voxeljet Group. The premiums for this insurance are paid by the Company. Furthermore, the Company reimburses each Supervisory Board member for the expenses incurred by them in the course of their duties as a Supervisory Board member as well as for the VAT payable on their remuneration.
e)	These rules regarding remuneration apply for the first time for financial year 2021.

[Translation from the German language]

ITEM 7.

Resolution on the cancellation of the Authorized Capital (Authorized Capital 2019), the creation of a new Authorized Capital (Authorized Capital 2021) with authorization to exclude subscription rights; amendment of the Articles of Association

By resolution of the Annual General Meeting on 29 May 2019, the Management Board was authorized to increase the share capital, with the Supervisory Board's consent, on one or several occasions in the period until 28 May 2024 against contributions in cash and/or in kind by a total of up to EUR 2,418,000.00, whereby the shareholders' subscription rights can be excluded (Authorized Capital 2019).

As part of capital increase transactions in January and February 2021, the Company issued new American Depositary Receipts ("ADRs" or "ADSs"). Due to the capital increases, which were entered in the commercial register on 19 January 2021 and 12 February 2021, the Company's share capital was increased by a total of EUR 1,064,584.00 through the issue of a total of 1,064,584 new shares by partly utilizing the Authorized Capital 2019. As a result, the Company currently only has authorized capital of EUR 1,353,416.00 at its disposal.

In order to provide the Company with as much flexibility as possible in its corporate financing, the total authorized capital available to the Company is to be increased to 50% of the currently existing share capital and its term is to be extended.

The proposed cancellation of the Authorized Capital 2019 is to become effective only if it is replaced in an effective manner by the Authorized Capital 2021.

The Management Board and the Supervisory Board therefore propose that the following resolution be adopted:

a)	Cancellation of the Authorized Capital 2019

The Authorized Capital 2019 pursuant to the existing art. 5 of the Articles of Association is cancelled effective as of the date of entry in the commercial register of the Authorized Capital 2021 resolved pursuant to b) and c).

b)	Creation of a new Authorized Capital 2021

The Management Board is authorized to increase the Company's share capital, with the Supervisory Board's consent, on one or several occasions in the period until 25 May 2026 by a total of up to EUR 2,950,292.00 (in words: two million nine hundred fifty thousand two hundred ninety-two euros) by issuing up to 2,950,292 (in words: two million nine hundred fifty thousand two hundred ninety-two) new registered ordinary shares (no-par value shares) against contributions in cash and/or in kind (Authorized Capital 2021). This authorization may be utilized in partial amounts.

In principle, the shareholders must be granted a subscription right. The statutory subscription right may also be granted in such a way that the new

[Translation from the German language]

shares are underwritten by a credit institution or an entity operating pursuant to sec. 53 para. 1 sentence 1 or sec. 53b para. 1 sentence 1 or para. 7 of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer them indirectly to the shareholders for subscription within the meaning of sec. 186 para. 5 AktG.

However, the Management Board is authorized, with the Supervisory Board's consent, to exclude the shareholders' subscription rights in the event of capital increases against contributions in cash if this is done for the purpose of issuing shares to be placed on the US capital market by means of American Depositary Receipts ("ADRs" or "ADSs") or with institutional and/or private investors by means of ADRs, and in this connection also for the purpose of covering an over-allotment option granted to the issuing banks, to the extent that the total number of shares issued in accordance with the above authorization to exclude subscription rights does not exceed 30% of the share capital and the issue price of the new shares does not substantially fall below the stock exchange price of the shares of the same class and features already traded on the stock exchange at the time of the final determination of the issue price within the meaning of sec. 203 paras. 1 and 2, sec. 186 para. 3 sentence 4 AktG. The stock exchange price is also the price of an ADS listed on the NASDAQ, multiplied by the number of ADSs representing one share.

Furthermore, the Management Board is authorized, with the Supervisory Board's consent, to exclude the statutory subscription rights of the shareholders in connection with one or more capital increases within the scope of the Authorized Capital,

(i)	to exclude from the subscription rights of the shareholders any fractional amounts resulting from the subscription ratio,
(ii)	in the case of capital increases against contributions in kind, in particular – but without limitation – in order to acquire companies, divisions of companies or interests in companies, or
(iii)	in the event that the capital increase takes place against contributions in cash and provided that the issue price of the new shares does not substantially fall below (within the meaning of secs. 203 paras. 1 and 2, 186 para. 3 sentence 4 AktG) the stock exchange price of shares of the same class and features already traded on the stock exchange at the time of the final determination of the issue price and provided that the notional interest in the share capital attributable to the new shares issued pursuant to this no. (iii) subject to the exclusion of the subscription right in accordance with sec. 186 para. 3 sentence 4 AktG does not exceed a total of 10% of the share capital, i.e. of the share capital that exists either at the time of this authorization becoming effective or being exercised. The stock exchange price is also the price of an ADS listed on

[Translation from the German language]

the NASDAQ, multiplied by the number of ADSs representing one share. The aforementioned threshold of 10% of the share capital must also include new or treasury shares of the Company and ADSs that are issued or sold during the term of this Authorized Capital on a different basis while excluding the subscription rights of the shareholders pursuant to sec. 71 para. 1 no. 8 sentence 5 AktG or sec. 186 para. 3 sentence 4 AktG.

The Management Board is authorized, with the Supervisory Board's consent, to determine the further details of the rights attached to the shares and the conditions of the share issue.

The Supervisory Board is authorized to amend the wording of the Articles of Association of the Company after the capital increases have been implemented or after the authorization period expires without the Authorized Capital being utilized.

c)	Amendment of the Articles of Association

Art. 5 of the Articles of Association is amended and revised as follows:

"Art. 5

Authorized capital

(1)	The Management Board is authorized to increase the Company's share capital, with the Supervisory Board's consent, on one or several occasions in the period until 25 May 2026 by a total of up to EUR 2,950,292.00 (in words: two million nine hundred fifty thousand two hundred ninety-two euros) by issuing up to 2,950,292 (in words: two million nine hundred fifty thousand two hundred ninety-two) new registered ordinary shares (no-par value shares) against contributions in cash and/or in kind (Authorized Capital 2021). This authorization may be utilized in partial amounts.
(2)	In principle, the shareholders must be granted a subscription right. The statutory subscription right may also be granted in such a way that the new shares are underwritten by a credit institution or an entity operating pursuant to sec. 53 para. 1 sentence 1 or sec. 53b para. 1 sentence 1 or para. 7 of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer them indirectly to the shareholders for subscription within the meaning of sec. 186 para. 5 AktG.

However, the Management Board is authorized, with the Supervisory Board's consent, to exclude the shareholders' subscription rights in the event of capital increases against contributions in cash if this is done for the purpose of issuing shares to be placed on the US capital market by means of

[Translation from the German language]

American Depositary Receipts ("ADRs" or "ADSs") or with institutional and/or private investors by means of ADRs, and in this connection also for the purpose of covering an over-allotment option granted to the issuing banks, to the extent that the total number of shares issued in accordance with the above authorization to exclude subscription rights does not exceed 30% of the share capital and the issue price of the new shares does not substantially fall below the stock exchange price of the shares of the same class and features already traded on the stock exchange at the time of the final determination of the issue price within the meaning of sec. 203 paras. 1 and 2, sec. 186 para. 3 sentence 4 AktG. The stock exchange price is also the price of an ADS listed on the NASDAQ, multiplied by the number of ADSs representing one share.

Furthermore, the Management Board is authorized, with the Supervisory Board's consent, to exclude the statutory subscription rights of the shareholders in connection with one or more capital increases within the scope of the Authorized Capital,

(i)	to exclude from the subscription rights of the shareholders any fractional amounts resulting from the subscription ratio,
(ii)	in the case of capital increases against contributions in kind, in particular – but without limitation – in order to acquire companies, divisions of companies or interests in companies, or
(iii)	in the event that the capital increase takes place against contributions in cash and provided that the issue price of the new shares does not substantially fall below (within the meaning of secs. 203 paras. 1 and 2, 186 para. 3 sentence 4 AktG) the stock exchange price of shares of the same class and features already traded on the stock exchange at the time of the final determination of the issue price and provided that the notional interest in the share capital attributable to the new shares issued pursuant to this no. (iii) subject to the exclusion of the subscription right in accordance with sec. 186 para. 3 sentence 4 AktG does not exceed a total of 10% of the share capital, i.e. of the share capital that exists either at the time of this authorization becoming effective or being exercised. The stock exchange price is also the price of an ADS listed on the NASDAQ, multiplied by the number of ADSs representing one share. The aforementioned threshold of 10% of the share capital must also include new or treasury shares of the Company and ADSs that are issued or sold during the term of this Authorized Capital on a different basis while excluding the subscription rights of the shareholders pursuant to sec. 71 para. 1 no. 8 sentence 5 AktG or sec. 186 para. 3 sentence 4 AktG.

[Translation from the German language]

(3)	The Management Board is authorized, with the Supervisory Board's consent, to determine the further details of the rights attached to the shares and the conditions of the share issue.
(4)	The Supervisory Board is authorized to amend the wording of the Articles of Association of the Company after the capital increases have been implemented or after the authorization period expires without the Authorized Capital being utilized."

ITEM 8.

Resolution on the cancellation of the resolution of the Annual General Meeting of 30 June 2020 (Item 6) on the authorization to issue bonds with warrants and/or convertible bonds and to exclude the subscription right for these bonds with warrants and/or convertible bonds as well as on the cancellation of a Conditional Capital; resolution on the authorization to issue bonds with warrants and/or convertible bonds and to exclude the subscription right for these bonds with warrants and/or convertible bonds and simultaneous creation of a new Conditional Capital; amendment of the Articles of Association

By resolution of 30 June 2020 regarding Item 6 a), the Annual General Meeting has authorized the Management Board, with the Supervisory Board's consent, to issue bearer or registered bonds with warrants and/or convertible bonds (together the "Bonds"), on one or several occasions in the period until 29 June 2025, with a total principal amount of up to EUR 30,950,400.00 – with or without limitations to their term – and to grant or impose warrant rights to/on the holders or creditors of bonds with warrants or to grant or impose conversion rights or obligations to/on the holders or creditors of convertible bonds for registered no-par value shares of the Company with a notional interest in the share capital of up to EUR 1,934,400 ("Authorization 2020"). In order to service the resulting warrant and/or conversion rights, the Company's share capital was conditionally increased by up to EUR 1,934,400.00 ("Conditional Capital II", referred to as Conditional Capital 2020/I in the commercial register). The conditional capital was entered in the commercial register on 30 July 2020. The Company has not yet issued any bonds on the basis of the Authorization 2020.

The wording of the Authorization 2020 referred in several places, e.g. regarding the determination of the warrant or conversion price to be set, to the closing prices of the ADSs on the NYSE. Due to the fact that the listing of the ADSs was switched from the NYSE to the NASDAQ after the last Annual General Meeting, an updated authorization is to be resolved as a precaution so that, if the authorization is utilized, any uncertainty about the content and scope of the authorization is prevented. For this purpose, the Authorization 2020 and the Conditional Capital created in order to utilize the authorization is to be cancelled and replaced in each case by a new authorization to issue bonds with warrants and/or convertible bonds ("Authorization 2021") and a new Conditional Capital is to be created in order to service the resulting warrant and/or conversion rights.

[Translation from the German language]

The cancellation of the Authorization 2020 and of the current Conditional Capital II are to become effective only if the Authorization 2020 is replaced in an effective manner by the authorization under this Item b) and if the new Conditional Capital II under c) is created.

The Management Board and the Supervisory Board propose that the following resolution be adopted:

a)	Cancellation of the Authorization 2020 to issue bonds with warrants and/or convertible bonds

The authorization to issue bonds with warrants and/or convertible bonds resolved by the Annual General Meeting on 30 June 2020 under Item 6 a) as well as the associated, currently unused Conditional Capital II (referred to as Conditional Capital 2020/I in the commercial register) resolved under Item 6 b) are cancelled with effect as of the entry of the new conditional capital resolved below under c) in the commercial register.

b)	Authorization to issue bonds with warrants and/or convertible bonds and to exclude the subscription rights for these bonds with warrants and/or convertible bonds

(1)General

The Management Board is authorized, with the Supervisory Board's consent, to issue bearer or registered bonds with warrants and/or convertible bonds (together the "Bonds"), on one or several occasions in the period until 25 May 2026, with a total principal amount of up to EUR 30,950,400 – with or without limitation to their term – and to grant or impose warrant rights to/on the holders or creditors of bonds with warrants or to grant or impose conversion rights or obligations to/on the holders or creditors of convertible bonds for registered no-par value shares of the Company with a notional interest in the share capital of up to EUR 1,934,400, subject to the more detailed provisions of the conditions of these Bonds.

The Bonds may also be issued by a subordinate Group company of the Company; in this case, the Management Board is authorized, with the Supervisory Board's consent, to assume the guarantee for the Bonds on behalf of the Company and to grant or impose to/on the holders or creditors of these Bonds, as applicable, warrant rights or conversion rights or obligations for registered no-par value shares of the Company.

(2)Bonds with warrants and convertible bonds

The Bonds will be divided into partial bonds. If bonds with warrants are issued, one or more warrants will be attached to each partial bond, entitling the holder to subscribe for no-par value registered shares of the Company subject to the more detailed terms and conditions of the warrants to be stipulated by the Management Board. The subscription ratio is calculated by dividing the principal amount of a partial bond, or of the issue price of a partial bond that is lower than the principal

[Translation from the German language]

amount, by the option price determined for a registered no-par value share of the Company and can be rounded up or down to a whole number. The notional interest in the share capital of the shares to be subscribed for per bond must not exceed the principal amount of the bond. The terms and conditions of the warrants may provide for the option price to also be settled by transferring partial bonds and, if necessary, by an additional cash payment. To the extent that there are fractional amounts of shares, it may be stipulated that, in accordance with the terms and conditions of the warrants, such fractional amounts may be added together for the subscription of whole shares, if necessary against an additional payment.

In the event that convertible bonds are issued, if they are bearer bonds, the holders, otherwise the creditors of the partial bonds, receive the right to convert their partial bonds into registered no-par value shares of the Company in accordance with the terms and conditions of the convertible bonds stipulated by the Management Board. The conversion ratio is calculated by dividing the principal amount or the issue price of a partial bond that is lower than the nominal amount by the conversion price determined for one registered no-par value share of the Company and may be rounded up or down to a whole number; furthermore, an additional payment to be made in cash and the combination of, or compensation for, fractional amounts that are not eligible to be converted may be stipulated. The conditions may provide for a variable conversion ratio and a determination of the conversion price (subject to the minimum price determined below).

(3)Substitution right

The terms and conditions of the Bonds may provide for a right of the Company not to grant new no-par value shares in the case of conversion or the exercise of a warrant right, but to pay a cash amount which, in respect of the number of shares otherwise to be delivered, corresponds to the stock exchange price of the no-par value shares of the Company during a period to be specified in the terms and conditions of the Bonds. The relevant stock exchange price within the meaning of the above provision is the arithmetic mean of the closing prices of the ADSs on the NASDAQ during the period specified in the terms and conditions of the Bonds, subject to the proviso that, for the purpose of calculating the stock exchange price per share, the stock exchange price of one ADS must be multiplied by the number of ADSs representing one share.

The terms and conditions of the Bonds may also stipulate that, in the event of conversion or the exercise of warrants or upon fulfillment of the warrant or conversion obligations, existing shares of the Company or of another listed company may, at the choice of the Company, be granted instead of new shares from conditional capital.

The terms and conditions of the Bonds may also provide for the right of the Company to grant the holders or creditors no-par value shares of the Company or another listed company, in whole or in part, instead of the payment of the amount

[Translation from the German language]

of money due upon final maturity of the Bond carrying warrant or conversion rights or obligations (this also includes maturity due to termination).

(4)Conversion obligation

The terms and conditions of the convertible bonds may also provide for a conversion obligation at the end of the term (or at an earlier date or upon occurrence of a specific event). In the terms and conditions of the convertible bonds, the Company may be entitled to fully or partially settle in cash any difference between the principal amount or any lower issue amount of the convertible bonds and the product of the conversion price and the exchange ratio.

(5)Conversion and warrant price

The warrant or conversion price to be determined in each case for a no-par value share of the Company must be at least 80% of the stock exchange price of the no-par value share of the Company, with the exception of cases in which a substitution right or a conversion obligation is stipulated. The relevant stock exchange price within the meaning of the above provision is the arithmetic mean of the closing prices of the ADSs on the NASDAQ on the last ten trading days prior to the date of the resolution of the Management Board on the issue of the Bonds or – in the event that a subscription right is granted – during the subscription period, with the exception of the days of the subscription period that are required for the warrant or conversion price to be announced in good time in accordance with sec. 186 para. 2 sentence 2 AktG. For the purpose of calculating the permissible conversion or warrant price, the stock exchange price of one ADS must be multiplied by the number of ADSs representing one share.

In case of a substitution right or a conversion obligation, the warrant or conversion price must, subject to the more detailed provisions of the terms and conditions of the Bonds, be at least either the above-mentioned minimum price or be equal to the stock exchange price of the no-par value share of the Company during the last ten trading days prior to the final maturity date or the other stipulated point in time, even if this average price is below the above-mentioned minimum price (80%). The relevant stock exchange price within the meaning of the above provision is the arithmetic mean of the closing prices of the ADSs on the NASDAQ during the last ten trading days prior to the date of final maturity or the other stipulated point in time. Secs. 9 para. 1 AktG and 199 AktG apply without prejudice.

(6)Anti-dilution measures

Without prejudice to sec. 9 para. 1 AktG, the warrant or conversion price may be reduced under an anti-dilution clause subject to the more detailed provisions of the terms and conditions if, during the warrant or conversion period, the Company (i) increases the share capital by means of a capital increase from Company funds, or (ii) increases the share capital or disposes of treasury shares while granting an exclusive subscription right to its shareholders, or (iii) issues, grants or guarantees further Bonds with warrant rights or conversion rights or obligations while granting an exclusive subscription right to its shareholders, and in cases (ii) and (iii) the

[Translation from the German language]

holders of existing warrant rights or conversion rights or obligations are not granted subscription rights in this respect, as they would be entitled to after the exercise of the warrant or conversion right or after fulfilment of the conversion obligation. The warrant or conversion price may also be reduced by way of a cash payment upon exercise of the warrant or conversion right or upon fulfilment of a conversion obligation. Furthermore, the terms and conditions of the Bonds may stipulate an adjustment of the warrant rights or conversion rights or conversion obligations in the event of a capital reduction or other measures or events resulting in a dilution of the economic value of the warrant rights or conversion rights or obligations (such as dividends or acquisition of control by third parties). In addition, the Company may grant payment of a reasonable compensation in the event of premature exercise of the warrant or conversion right. In any case, the notional interest in the share capital of the shares to be subscribed for per Bond may not exceed the principal value of the Bond.

(7)Subscription right and authorization to exclude subscription rights

To the extent that shareholders are not permitted to directly subscribe for the Bonds, the shareholders are granted the statutory subscription right in such a way that the Bonds are underwritten by a credit institution or a consortium of credit institutions with the obligation to offer them to the shareholders for subscription. If the Bonds are issued by a subordinate Group company, the Company must ensure that the statutory subscription rights are granted to the Company's shareholders in accordance with the preceding sentence.

However, the Management Board is authorized, with the Supervisory Board's consent, to exclude the shareholders' subscription rights to the Bonds:

-	for fractional amounts resulting from the subscription ratio;
-	to the extent necessary to grant holders of previously issued warrant rights or conversion rights or obligations a subscription right to the extent to which they would be entitled as shareholders after exercising the warrant or conversion rights or upon fulfilment of the conversion obligation;
-	insofar as they are issued against cash payment and the issue price of the Bond is not significantly lower than its theoretical market value determined in accordance with generally accepted methods, in particular financial mathematical methods. The proportion of the share capital attributable to shares that are to be issued or granted on the basis of Bonds issued under this authorization subject to the exclusion of subscription rights pursuant to sec. 186 para. 3 sentence 4 AktG may not exceed 10% of the share capital. The relevant value is the share capital at the time this authorization takes effect or – if lower – at the time this authorization is utilized. Shares or ADSs of the Company which are issued or sold during the term of this authorization up to the time of its utilization in direct or analogous application of sec. 186 para. 3 sentence 4 AktG must count towards this limit. Shares or ADSs of the Company which, due to a convertible bond and/or bond with warrants

[Translation from the German language]

issued during the term of this authorization subject to the exclusion of subscription rights pursuant to sec. 186 para. 3 sentence 4 AktG, were issued or granted or must be issued or granted must also be counted towards this limit. When calculating the available portion of the share capital, ADSs must be taken into account in accordance with their interest in the share capital.

(8)Implementation authorization

The Management Board is authorized, with the Supervisory Board's consent, to determine the further details relating to the issue and the features of the Bonds, in particular the interest rate, issue price, term and denomination, anti-dilution provisions, warrant or conversion period and, within this aforementioned framework, the conversion and warrant price, or to stipulate them in agreement with the governing bodies of the Group company issuing the bond with warrants or the convertible bond.

c)	Creation of Conditional Capital

The share capital is conditionally increased by up to EUR 1,934,400.00 by issuing up to 1,934,400 new registered no-par value shares (Conditional Capital II). The conditional capital increase serves to grant registered no-par value shares upon the exercise of conversion or warrant rights (or upon fulfilment of corresponding conversion obligations), or upon the exercise of an option by the Company to grant no-par value shares of the Company fully or partially instead of payment of the due amount of money, to the holders of convertible bonds or bonds with warrants issued by the Company or by a subordinate Group company against contributions in cash in the period until 25 May 2026 on the basis of the authorizing resolution of the Annual General Meeting of 26 May 2021. The new shares are issued at the respective warrant or conversion price to be established in accordance with the authorizing resolution referred to above.

The conditional capital increase must be implemented only if bonds carrying warrant rights or conversion rights or obligations are issued in accordance with the authorizing resolution of the Annual General Meeting of 26 May 2021 and only to the extent that warrant or conversion rights are exercised or the holders or creditors of bonds who are obliged to convert the bonds fulfill their conversion obligation or to the extent that the Company exercises an option to grant no-par value shares of the Company fully or partially instead of payment of the due amount of money and to the extent that in each case no cash compensation is granted and no treasury shares or shares of another listed company are used to service these rights.

The new shares will – if they have been issued by the beginning of the Annual General Meeting of the Company – participate in the profit from the beginning of the preceding financial year, otherwise from the beginning of the financial year in which they are issued.

The Management Board is authorized, with the Supervisory Board's consent, to stipulate the further details of the implementation of the conditional capital increase

[Translation from the German language]

as well as the technical requirements and procedures for any conversion of the new shares into ADSs.

c)Amendment of the Articles of Association

The existing para. 2 of art. 6 of the Articles of Association is revised as follows:

"(2)

The share capital is conditionally increased by up to EUR 1,934,400.00 by issuing up to 1,934,400 new registered no-par value shares (Conditional Capital II). The conditional capital increase serves to grant registered no-par value shares upon the exercise of conversion or warrant rights (or upon fulfilment of corresponding conversion obligations), or upon the exercise of an option by the Company to grant no-par value shares of the Company fully or partially instead of payment of the due amount of money, to the holders of convertible bonds or bonds with warrants issued by the Company or by a subordinate Group company against contributions in cash in the period until 25 May 2026 on the basis of the authorizing resolution of the Annual General Meeting of 26 May 2021. The new shares are issued at the respective warrant or conversion price to be established in accordance with the authorizing resolution referred to above. The conditional capital increase must be implemented only if bonds carrying warrant rights or conversion rights or obligations are issued in accordance with the authorizing resolution of the Annual General Meeting of 26 May 2021 and only to the extent that warrant or conversion rights are exercised or the holders or creditors of bonds who are obliged to convert the bonds fulfill their conversion obligation or to the extent that the Company exercises an option to grant no-par value shares of the Company fully or partially instead of payment of the due amount of money and to the extent that in each case no cash compensation is granted and no treasury shares or shares of another listed company are used to service these rights. The new shares will – if they have been issued by the beginning of the Annual General Meeting of the Company – participate in the profit from the beginning of the preceding financial year, otherwise from the beginning of the financial year in which they are issued. The Management Board is authorized, with the Supervisory Board's consent, to stipulate the further details of the implementation of the conditional capital increase as well as the technical requirements and procedures for any conversion of the new shares into ADSs."

d)Authorization to amend the Articles of Association

The Supervisory Board is authorized to amend the wording of art. 4 paras. 1 and 2 and art. 6 para. 2 of the Articles of Association in accordance with the respective issuing of the new shares and to make all other corresponding amendments to the

[Translation from the German language]

Articles of Association that only relate to the wording. The same applies mutatis mutandis in the event that the authorization to issue Bonds has not been utilized after the term of the authorization has expired, as well as in the event that the Conditional Capital has not been utilized after the periods for the exercise of warrant rights or conversion rights or for the fulfilment of conversion obligations have expired.

ITEM 9.	Authorization to acquire and use own shares pursuant to sec. 71 para. 1 no. 8 AktG, also subject to the exclusion of subscription rights

On 30 June 2020, the Annual General Meeting resolved an authorization to acquire and use own shares and/or ADSs under Item 5 of the previous agenda. According to the wording of the resolution, the authorization also covered the acquisition of ADSs of the Company that are listed on the New York Stock Exchange (NYSE). Furthermore, the resolution referred in several places, e.g. regarding the determination of a permissible purchase price, to the closing prices of the ADSs on the NYSE. Due to the fact that the listing of the ADSs was switched from the NYSE to the NASDAQ after the last Annual General Meeting, an updated authorization is to be resolved as a precaution so that, if the authorization is utilized, any uncertainty about the content and scope of the authorization is prevented. The existing authorization is cancelled subject to the condition that it be replaced by the new authorization.

The Management Board and the Supervisory Board therefore propose that the following resolution be adopted:

a)

The authorization to acquire own shares, which was resolved by the Annual General Meeting on 30 June 2020 under Item 5 and which expires on 29 June 2025, is cancelled when the new authorization resolved under b)-e) becomes effective.

b)

The Company is authorized, pursuant to sec. 71 para. 1 no. 8 AktG, to acquire shares of the Company for any permissible purpose in the period until 25 May 2026 within the scope of the statutory provisions and in accordance with the following provisions. The authorization to acquire own shares is limited to up to of 10% of the share capital existing at the time this authorization takes effect or – if lower – of the share capital existing at the time this authorization is exercised. The authorization may be exercised directly by the Company or by a company dependent on the Company or in which the latter holds a majority interest or by third parties commissioned by the Company or commissioned by companies dependent on the Company or in which it holds a majority interest. The shares acquired on the basis of this authorization may, together with any own shares that have been acquired for other reasons and that are held by the Company or are attributable to it pursuant to secs. 71d and 71e AktG, at no time exceed 10% of the Company's respective share capital. This authorization covers the acquisition of ADSs of the Company listed on the NASDAQ, subject to the proviso that, for the

[Translation from the German language]

purpose of determining the limitation of the acquisition volume to 10% of the share capital, the number of ADSs to be issued must be divided by the number of ADSs representing one share.

c)

In each case, the acquisition may, at the discretion of the Management Board, be carried out (1) via a stock exchange on which the shares or ADSs of the Company are traded or (2) by means of a public purchase offer addressed to all shareholders.

(1)

If the acquisition is carried out via the stock exchange, the purchase price paid by the Company (excluding ancillary purchase costs) may not be more than 10% higher or more than 20% lower than the stock exchange price of the shares or ADSs of the Company at the time of acquisition. The relevant stock exchange price within the meaning of the above provision is the arithmetic mean of the closing prices of the ADSs on the NASDAQ on the last three trading days prior to the commitment to acquire. The above provision applies to shares of the Company with the proviso that for the purpose of calculating the permissible purchase price per share, the stock exchange price of one ADS must be multiplied by the number of ADSs representing one share.

(2)

If the acquisition is carried out by means of a public purchase offer, the purchase price per share offered and paid by the Company (excluding ancillary purchase costs) may not be more than 10% higher or more than 20% lower than the arithmetic mean of the closing prices of the ADSs on the NASDAQ on the last three trading days prior to the commitment to acquire. The above provision applies to shares of the Company with the proviso that for the purpose of calculating the permissible purchase price per share, the stock exchange price of one ADS must be multiplied by the number of ADSs representing one share.

c)

The Company is authorized to use own shares or ADSs acquired on the basis of this authorization in accordance with sec. 71 para. 1 no. 8 AktG for all statutorily permissible purposes, in particular for the following purposes:

(1)	sales of shares or ADSs of the Company via the stock exchange;
(2)

transfer of own shares or ADSs of the Company to third parties against contribution in kind as part of corporate mergers or in the event of the (direct or indirect) acquisition of companies, divisions of companies, operations, parts of operations, shares in companies or other assets;

(3)

sales of own shares or ADSs of the Company in a manner other than via the stock exchange, provided that the sale is carried out against cash payment and at a price that, at the time of the sale, is not significantly lower than the stock exchange price of the already listed shares or ADSs of the Company. The relevant stock exchange price within the meaning of the above provision is the arithmetic mean of the closing prices of the ADSs on the NASDAQ on the last three trading days prior to the commitment to sell. The above provision applies to shares of the Company with the proviso that for the purpose of calculating the permissible purchase price per share, the stock

[Translation from the German language]

exchange price of one ADS must be multiplied by the number of ADSs representing one share.

This authorization is limited to the sale of shares or ADSs that, in total, have a notional interest of no more than 10% in the share capital at the time this authorization takes effect or – if lower – of the share capital at the time this authorization is exercised. This maximum of 10% of the share capital must include shares or ADSs which are issued or sold during the term of this authorization up to the time of its utilization in direct or analogous application of sec. 186 para. 3 sentence 4 AktG. The limitation of the issue volume to 10% of the share capital applies to ADSs with the proviso that the number of ADSs must be divided by the number of ADSs representing one share.

(4)

delivery of shares or ADSs to the holders of bonds with warrants or convertible bonds of the Company or its Group companies within the meaning of sec. 18 AktG; this also applies to the delivery of shares or ADSs as a result of the exercise of subscription rights which, in the case of the sale of treasury shares or ADSs or in the case of a capital increase with subscription rights, may be granted to the holders of bonds with warrants or convertible bonds of the Company or its Group companies within the meaning of sec. 18 AktG to the extent to which the holders of the bonds with warrants or convertible bonds would be entitled to a subscription right for shares of the Company upon exercising the warrant or conversion right or fulfilling the warrant or conversion obligation.

In total, the shares or ADSs transferred on the basis of this authorization may not exceed a notional interest of 10% of the share capital at the time this authorization takes effect or – if lower – of the share capital existing at the time this authorization is exercised, provided that the shares or ADSs are used for the fulfilment of warrant or conversion rights or warrant or conversion obligations which were granted or created in analogous application of sec. 186 para. 3 sentence 4 AktG. This maximum of 10% of the share capital must include the notional interest in the share capital that is attributable to shares or ADSs of the Company which are issued or sold as treasury shares during the term of this authorization in direct or analogous application of sec. 186 para. 3 sentence 4 AktG. The limitation of the issue volume to 10% of the share capital applies to ADSs with the proviso that, for the purpose of determining the limitation, the number of ADSs must be divided by the number of ADSs representing one share.

(5)

redemption of shares of the Company, with neither the redemption nor its implementation requiring a further resolution of the Annual General Meeting. The redemption may also be carried out without a capital reduction by increasing the notional interest of the remaining no-par value shares in the Company's share capital. In this case, the Management Board is authorized to adjust the number of no-par value shares in the Articles of Association (sec. 237 para. 3 no. 3 half-sentence 2 AktG).

[Translation from the German language]

e)

all of the above authorizations to acquire and use own shares or ADSs of the Company acquired on the basis of this authorization may be exercised in whole or in part, on one or several occasions, individually or jointly by the Company or its Group companies within the meaning of sec. 18 AktG or for its or their account by third parties. The use of own shares or ADSs of the Company pursuant to the above authorizations (2) to (5) requires the consent of the Supervisory Board. The right of shareholders to subscribe for acquired own shares or ADSs of the Company is excluded to the extent that these shares or ADSs are used in accordance with the above authorizations (1) to (4).

ITEM 10.	Election of a member of the Supervisory Board

Dr. Stefan Söhn has informed the Company on 7 April 2021 that he will resign from his office as member of the Supervisory Board of the Company for professional reasons with effect from the end of the General Meeting that resolves on his formal approval for financial year 2020. Thus, it is necessary to elect a new member of the Supervisory Board.

Pursuant to Section 95, Section 96 para. 1 AktG and Section 10 para. 1 of the Articles of Association, the Supervisory Board is composed of three members elected by the General Meeting. The General Meeting is not bound by election proposals.

Following the recommendation of the Compensation and Nomination Committee, the Supervisory Board proposes to elect as member of the Supervisory Board with effect from the end of the Annual General Meeting 2021:

Mrs. Kerstin von Diemar, Munich, Germany

shareholder as well as member of the Management Board of Never Rest Sportswear GmbH and cureVision UG for the period up to the end of the General Meeting that resolves on her formal approval for financial year 2023.

With regard to memberships of Mrs. von Diemar in other Supervisory Boards which are to be established pursuant to statutory law, and in other comparable domestic and foreign supervisory bodies of commercial enterprises, the following information is provided:

Mrs. von Diemar is not a member of any other Supervisory Boards which are to be established pursuant to German statutory provisions.

As Deputy Chairwoman of the Advisory Board of FORUM MEDIA GROUP GmbH, Mrs. von Diemar is a member of comparable domestic or foreign supervisory body of a commercial enterprise.

The Supervisory Board has satisfied itself that Mrs. von Diemar can devote the expected amount of time required. In the appraisal of the Supervisory Board, there are no personal or business relationships between Mrs. von Diemar and the Company or any directly or indirectly participating shareholder with more than 10 Percent of the voting shares in the Company which are decisive for the election decision of an objectively judging shareholder.

[Translation from the German language]

The candidate's curriculum vitae, supplemented by an overview of the candidate's significant activities in addition to the Supervisory Board mandate, can be found below and on our company website at http://investor.voxeljet.com/.

Voxeljet AG generally holds elections of Supervisory Board members by means of individual voting. As only one member is elected during this General Meeting, this circumstance has no impact on the upcoming General Meeting.

Curriculum vitae (CV)

Name	Kerstin von Diemar
Year of Birth	1977
Education	CFA® Charterholder, CFA Institute (2019) MBA (University of St. Gallen; 2008) Diploma in Sociology (University of Regensburg; 2003)
Professional Experience	since 2021 shareholder and member of the Management Board of cureVision UG since 2018 shareholder and member of the Management Board of Never Rest Sportswear GmbH

2007-2016 FORUM MEDIA GROUP GmbH:

CEO (from 2015)

member of the Management Board of FORUM MEDIA GROUP GmbH (from 2011)

Director nextmedia PTY (Australia) (from 2013)

Managing Director Forum Media North America (USA) as well as of Kenilworth Media Inc. (Canada) (from 2014)

member of the Management Board of Forum Verlag Herkert GmbH (from 2009)

member of the Management Board of DoldeMedien Verlag GmbH (from 2008)

Head of M&A (from 2007)

2001–2006 shareholder and member of the Management Board of Kuffer Marketing GmbH, inter alia awarded as “Female Founder of the Year” (2004, Verlag für die deutsche Wirtschaft) and with BayernOnline Award (2005, category e-business)

1999-2001 Assistant Marketing Director of Offerto.com GmbH

Significant activities in addition to Supervisory Board mandate

●	Shareholder and member of the Management Board of cureVision UG
●	Shareholder and member of the Management Board of Never Rest Sportswear GmbH
●	Deputy Chairwoman of the Advisory Board of FORUM MEDIA GROUP GmbH

[Translation from the German language]

FURTHER INFORMATION, NOTES AND REPORTS

I. Supplementary information for Item 5

System of remuneration for the members of voxeljet AG's Management Board

The German Act Implementing the Second Shareholder Rights Directive ("Gesetz zur Umsetzung der zweiten Aktionärsrechterichtlinie") led to the introduction of a new sec. 120a of the German Stock Corporation Act ("AktG"). Sec. 120a para. 1 sentence 1 AktG stipulates that, whenever there is a material change, but at least every four years, the annual general meeting of listed stock corporations should resolve on the approval of the system of remuneration for the management board members submitted by the supervisory board.

On 27 March 2021, the Supervisory Board resolved a new remuneration system on the basis of the preliminary work of the Compensation and Nomination Committee. This system is set up as follows:

1.	Main elements and objectives of the remuneration system for the members of the Management Board of voxeljet AG

The system of remuneration for the Management Board contributes to promoting the Company's business strategy and long-term development. voxeljet AG's business strategy is focused on accelerated profitable growth and generating returns. The Company also aims to achieve growth through continuous innovation and strengthening of its existing core business as well as through its strategic focus on adjacent growth markets. By giving a strong weighting to variable remuneration components and setting ambitious targets, the remuneration system contributes to motivating the Management Board to effectively implement voxeljet AG's business strategy. The new system of remuneration for the Management Board allows the Supervisory Board to re-adjust the targets for the short-term and long-term variable remuneration components at regular intervals in order to respond to changing strategic challenges.

The fact that individual targets for the long-term variable remuneration component are based on the ADR price means that the Management Board's remuneration is linked to the shareholders' interests. The Management Board's remuneration is also intended to promote the voxeljet Group's sustainable and long-term development, namely by giving a higher weighting to the long-term elements as part of the variable remuneration components, by introducing new environmental, social and governance (ESG) targets as part of the long-term variable remuneration as well as through clear, measurable targets and salary caps.

The system promotes innovation and provides incentives for value-enhancing and long-term development of the business, while avoiding disproportionate risks. The Supervisory Board based the development of the remuneration system on the following guidelines:

●	Promoting the implementation of voxeljet AG's long-term business strategy and sustainable development

[Translation from the German language]

●	Appropriate remuneration that is customary in the market and takes into account the size, complexity and economic position of the Company
●	Link to shareholders' and stakeholders' interests
●	Strong focus on pay for performance
●	Long-term and ambitious performance criteria
●	Intuitive and clearly understandable remuneration system
●	Conformity with the regulatory requirements in Germany
●	Consistency of the remuneration system between the Management Board and the senior executives
●	Taking into account the experience and knowledge of the Management Board members

The Supervisory Board's objective is to offer the Management Board members – within the aforementioned guidelines and the applicable regulatory framework – a remuneration package that is both customary in the market and competitive in order to promote sustainable business practices by the Management Board and to attract and retain the best available candidates for Management Board positions at voxeljet AG.

The new remuneration system for the Management Board members is structured in a simple, clear and understandable manner. It meets the requirements of the German Stock Corporation Act ("AktG") and, with a small number of exceptions, complies with the recommendations of the German Corporate Governance Code. The restructured remuneration system offers the Supervisory Board the necessary flexibility to respond to organizational changes as well as to changes in the economic environment and to take into account a variety of market conditions when specifically determining the Management Board's remuneration.

2.	Procedure for defining, implementing and reviewing the remuneration system

The system of remuneration for the Management Board members is defined by the Supervisory Board with the support of the Supervisory Board's Compensation and Nomination Committee. The Compensation and Nomination Committee prepares the resolutions to be voted on by the Supervisory Board regarding the structure of the Management Board remuneration system. For this purpose, taking into account the proposals by the Compensation and Nomination Committee, the Supervisory Board discusses in detail how the system of remuneration for the Management Board can be implemented, bearing in mind the guiding principles set out in section 1 and the recommendations of the German Corporate Governance Code, and resolves on such a system.

If required, the Supervisory Board may consult external advisors. If it engages external remuneration experts, it ensures that they are independent, in particular by obtaining confirmation of their independence. If external remuneration experts are engaged, they are changed from time to time. The rules applicable to the

[Translation from the German language]

treatment of conflicts of interest are also complied with in respect of the procedure for defining, implementing and reviewing the remuneration system.

The remuneration system resolved by the Supervisory Board is submitted to the Annual General Meeting for approval. If the Annual General Meeting does not approve the submitted remuneration system, a reviewed remuneration system will be put to a vote at the latest at the next Annual General Meeting.

The Supervisory Board reviews the Management Board remuneration system regularly and considers making amendments if required. The information necessary for reviewing the Management Board remuneration system is provided to the Supervisory Board by the Compensation and Nomination Committee of the Supervisory Board. In the event of material changes, but at least every four years, the remuneration system is again submitted to the Annual General Meeting for approval.

The present system of remuneration for the Management Board members was resolved by the Supervisory Board upon the proposal of the Compensation and Nomination Committee of the Supervisory Board. When developing the remuneration system, the Supervisory Board was not extensively advised by a remuneration expert, but was merely assisted with specific factual and legal points.

3.	Application of the new remuneration system

The new remuneration system will be implemented by the Supervisory Board with effect from 1 April 2021. From this date, the new system will therefore apply to all new contracts of service for Management Board members and the extension of existing contracts of service. Management Board members' contracts of service entered into prior to this date remain unaffected.

4.	Determination of the structure and amount of the specific total target remuneration

Upon the proposal of the Compensation and Nomination Committee, the Supervisory Board determines the amount of the total target remuneration for each Management Board member in each case for the following financial year or at the beginning of a financial year in accordance with the remuneration system. For each Management Board member, the total target remuneration is the sum of the fixed and variable remuneration granted in the case of 100% target achievement.

In this respect, the Supervisory Board ensures that the total target remuneration is appropriate in relation to the duties and performance of the respective Management Board member. In particular, it also takes into account the economic position, the market environment, the success and the future prospects of the Company. The Supervisory Board pays special attention to ensuring that the total target remuneration is customary in the market. In order to assess the latter, it uses both a horizontal and a vertical comparison.

4.1	Horizontal – external comparison:

Remuneration data from AIXTRON SE, ADVA Optical Networking SE, SÜSS MicroTec SE, SMT Scharf AG, Uzin Utz AG, SLM Solutions AG and Materialise are used to assess whether the total remuneration is customary in the market, taking into account the specific situation at voxeljet AG.

[Translation from the German language]

4.2	Vertical – internal comparison:

In addition, the Supervisory Board takes into account the development of the Management Board remuneration in relation to the remuneration of the workforce of voxeljet AG as a whole in an internal (vertical) comparison. Under this comparison, the Management Board remuneration is considered in relation to both the remuneration of senior management and the rest of the workforce and is subjected to a market comparison. The development of this relation over time is also taken into account. To this end, a vertical comparison of remuneration is carried out annually against the relevant group of senior managers as well as the relevant workforce as a whole defined by the Supervisory Board.

5.	Components of the remuneration system for the Management Board

The total remuneration of the members of voxeljet AG's Management Board consists of fixed and variable components. The fixed, non-performance-related remuneration comprises the basic remuneration as well as fringe benefits. The performance-related and therefore variable remuneration comprises the short-term variable remuneration ("bonus") as well as the long-term variable remuneration. The Supervisory Board may grant up to 30% of the total amount of the long-term variable remuneration in the form of stock options, provided that the Annual General Meeting has resolved a corresponding stock option plan. The relevant value of the options is the value at the time they are granted. If no stock options are issued, the Supervisory Board can decide to grant up to 30% of the total amount of the long-term variable remuneration component in the form of virtual stock options.

The possible total remuneration is limited to a maximum amount (the maximum remuneration) for the respective Management Board position.

6.	Overview of the remuneration system

The following table gives an overview of all the main components of the remuneration system.

Remuneration components	Structure
Non-performance-related remuneration components	Fixed salary	Fixed gross salary, payable in twelve equal instalments
	Fringe benefits	Contractual commitments to (partially) cover expenses, e.g. to provide a company car as well as allowances for, or the arrangement of, insurance policies
Performance-related remuneration components	Short-term variable remuneration (bonus)	Annual bonus cap: 30% of gross annual salary Performance criteria: ● 80% of the Company's financial targets ● 20% of personal targets

[Translation from the German language]

Long-term variable remuneration

Cap: 130% of gross fixed salary over the assessment period

Performance criteria:

●
50% revenue growth
●
30% increase in value for the shareholders achieved through an increase in value of the price of the Company's ADRs or shares, taking into account distributions if applicable
●
20% of the personal ESG targets individually defined by the Supervisory Board

Assessment period: three years

Stock options or virtual stock options

Possibility to replace a proportion of the variable long-term remuneration by granting stock options or virtual stock options. Cap: 30% of the total amount of the long-term variable remuneration

Performance criteria:

●
20% increase in the price of voxeljet AG's ADRs for a period of at least 90 consecutive trading days in the period between the granting of the stock options and the beginning of the exercise window in which the stock options are intended to be exerised

Assessment period: Four years

Maximum remuneration	The maximum remuneration per financial year is limited to: ● Chair of the Management Board: EUR 650.000 ● Ordinary Management Board members: EUR 550.000
Malus/clawback	Possibility to partially reduce or cancel the variable remuneration and/or to claw it back
7.	Structure of the total target remuneration

The remuneration system allows the Supervisory Board to structure the total target remuneration on the basis of an individual Management Board member's function and thus to take into account accordingly the various requirements relating to the respective Management Board function when determining both the absolute amount of remuneration and the remuneration structure. The relation between the fixed and variable remuneration components and the relative proportion of the remuneration that they each account for are not intended to be precisely defined, but should be roughly within the levels described below.

[Translation from the German language]

The system provides for function-specific differentiation according to the duly exercised discretion of the Supervisory Board based on the following criteria: market conditions, experience, function and area of responsibility of the Management Board member. For example, a senior Management Board member such as the Chair of the Management Board may receive remuneration that is, in total, higher than the other Management Board members' remuneration. A higher long-term variable remuneration component could be determined for a Management Board member appointed from abroad if higher remuneration was customary in other countries' markets. Furthermore, a Management Board member appointed for the first time may receive lower overall remuneration or may have their remuneration components reduced during their first term of office. In addition, it is possible for the Supervisory Board to adjust individual remuneration components instead of all remuneration components if necessary, as part of the review of the Management Board remuneration, taking into account the market and the appropriateness of the remuneration components. For example, this could enable the short-term or long-term variable remuneration to be specifically adjusted to reflect changes in what is customary in the market, and therefore allow the total target remuneration to be optimized according to market requirements. The possibilities for differentiation described above mean that the individual remuneration components can account for varying proportions of the total target remuneration.

According to the requirements of the German Stock Corporation Act and the recommendations of the German Corporate Governance Code, it is ensured that the target remuneration is structured such that the variable remuneration resulting from the achievement of long-term targets is higher than the proportion that is tied to short-term targets.

The respective remuneration components account for approximately the following relative proportions of the total target remuneration (in %) of all Management Board members:

Structure of the total target remuneration

Remuneration	Remuneration component	Proportion in %
Non-performance-related remuneration	Fixed remuneration in the form of a fixed salary	57% to 60%
	Fringe benefits	5% to 7%
Performance-related remuneration	Annual bonus	15% to 18%
	Long-term variable remuneration	17% to 20%
	Stock options or virtual stock options	0% (to 5,1% or 6% – corresponds to up to 30% of long-term variable remuneration)

[Translation from the German language]

The proportion of non-performance-related remuneration (fixed salary and regular fringe benefits) currently amounts to around 63% of the total target remuneration.

At present, the short-term variable remuneration (bonus) accounts for around 17% of the total target remuneration (if 100% of targets are achieved) and the long-term variable remuneration accounts for around 19% (if 100% of targets are achieved). These proportions could vary due to differentiations based on function or following the review of remuneration and adjustment to reflect what is customary in the market. However, the Supervisory Board always ensures that the variable remuneration resulting from the achievement of long-term targets is higher than the proportion that is tied to short-term targets.

8.	Individual remuneration components
8.1	Fixed remuneration components

The fixed remuneration ensures that the Management Board members receive an appropriate basic income and therefore prevents inappropriate risks being taken on behalf of the Company. It is composed of the fixed salary and fringe benefits.

(a)	Fixed salary

Each Management Board member receives a fixed salary that is based on the responsibility and experience of the respective Management Board member and is paid out in cash in twelve monthly instalments.

(b)	Fringe benefits

Fringe benefits are determined for each Management Board member. They cover benefits granted to the Management Board members. In particular, fringe benefits include the cost or non-cash benefit of remuneration in kind granted by the Company as well as other fringe benefits such as the provision of a company car, the arrangement of, or granting of allowances for, insurance policies, and the reimbursement of necessary travel costs and other necessary expenses, including bearing any taxes attributable to these.

If, by joining voxeljet AG, a Management Board member forfeits remuneration payments from a previous employer (such as long-term variable compensation or retirement benefits), the Supervisory Board may, upon the proposal of the Compensation and Nomination Committee of the Supervisory Board, grant compensation in the form of stock options on the basis of the authorizations resolved by the Annual General Meeting, virtual stock options or similar structures, retirement benefits or cash payments.

8.2	Variable remuneration components

The variable remuneration of the Management Board members is intended to provide the right incentives for the Management Board to act in the interests of the corporate strategy, the shareholders, our customers and employees as well as other stakeholders and to achieve the long-term targets in a sustainable manner.

[Translation from the German language]

In order to ensure that the corporate strategy is implemented in the interests of the Company's long-term and sustainable development, the necessary operational measures must be defined and managed. To this end, the Company determines annual operational targets of a financial and non-financial nature, the development of which is incentivized by means of the bonus. In accordance with voxeljet AG's business strategy, these targets are aimed at strengthening voxeljet AG's earnings capacity and ensuring profitable and efficient operations through continuous innovations, expansion of the core business and development of additional growth markets. In particular, this means gaining market shares in both established and new markets in order to strengthen the Company's market leadership and earnings capacity in a sustainable manner. Moreover, the specific strategic and operational challenges of the Company's development are taken into account when setting individual performance targets for each individual Management Board member.

Another form of remuneration is the long-term component, which rewards the long-term performance of the Company and the long-term development of the price of voxeljet shares and/or ADRs. A sustainable approach to business is another important strategic point of reference for voxeljet AG. Therefore, selected sustainability targets are also part of the long-term remuneration and demonstrate voxeljet AG's social responsibility. They include ESG performance criteria.

The actual amount of the variable remuneration components thus depends on the achievement of predominantly financial, business-based performance criteria. Target achievement, which leads to the bonus being awarded, is also determined by non-financial, personal performance criteria. The performance criteria are derived from the strategic targets and the operational management of the Company.

Performance criteria for the variable remuneration

(Individual performance criteria are highlighted in blue)

Bonus			Long-term variable remuneration
Growth Earnings	Liquidity	Implementation of the corporate strategy	Growth	Increase in value for voxeljet AG's shareholders	Sustainability

The Supervisory Board ensures that the targets set are challenging and ambitious. If the targets are not achieved, the variable remuneration can be reduced down to zero. The variable remuneration is limited by maximum amounts.

(a)	Short-term variable remuneration (bonus)

The bonus rewards the contribution made in the financial year to operationally implementing the business strategy and therefore to the Company's long-term development. It takes into account the Company's performance in the past financial year as well as the specific individual challenges faced by each individual Management Board member.

[Translation from the German language]

In line with voxeljet AG's business strategy, the Supervisory Board derives challenging and ambitious operational targets for the following financial year from the Company's strategic goals. These targets are of both a financial and a non-financial nature.

The main focus here is on the short-term measures to implement the corporate strategy, in particular increasing revenue, strengthening earnings capacity and promoting the Company's growth. Furthermore, the aim is to incentivize profitable and efficient growth, especially by taking into account the traditional key earnings indicators.

Therefore, 80% of the bonus is based on financial Company targets and 20% on the individual performance of the Management Board member, which, as a rule, comprises non-financial targets.

The Company's targets take into account the overall responsibility of the Management Board and measure voxeljet AG's performance in its entirety.

Measuring individual performance enables differentiation according to function and area of activity.

The targets for the following financial year in the two aforementioned categories (Company targets and personal targets) are defined anew in a discussion to be held no later than before the end of the financial year and agreed. The Company targets are measured exclusively in terms of key financial indicators. As a rule, non-financial performance criteria are used to assess individual performance.

(i)	Company targets

In order to measure the Company targets, two financial performance criteria are used that, in relation to each other, have a weighting of 62.5% (target 1) to 37.5% (target 2). The Supervisory Board focuses here on the performance criteria "growth" and "earnings" and "ensuring a sufficient level of liquidity". The achievement of the financial performance criteria is determined exclusively on the basis of specific key indicators, which are predominantly operating performance metrics derived from the Company's strategic orientation. They are based on the medium-term targets and are usually also included in the Company's external financial reporting.

The individual key financial indicators are defined on the basis of the market and competitive environment. Moreover, the figures from the previous years (concept of continuous improvement), budgeted figures and/or any externally communicated medium-term targets of the Company can be used. In addition, information on business prospects and on competitors as well as the figures that are achievable in the event of an outstanding performance can be taken into account.

In order to determine the bonus, the following two financial performance criteria are generally used to assess the Company's performance:

[Translation from the German language]

(1)"Growth" and "earnings": the Company's growth measured in terms of comparable percentage revenue growth in comparison with the prior year, and "earnings" based on the Company's audited consolidated IFRS financial statements as well as key earnings indicators such as EBITDA (earnings before interest, tax, depreciation and amortization).
(2)	Liquidity: achieving and/or ensuring a sufficient level of liquidity at all times to assure the financing of the Company in accordance with going concern requirements.

In order to ensure continuity in the setting of targets, criteria other than this selection are utilized only in justified exceptional cases.

(ii)	Individual targets

In order to measure individual targets, the Supervisory Board agrees certain individual function-related targets for each Management Board member. Generally, they consist of two to three equally-weighted non-financial targets determined by the Supervisory Board from the performance criterion "implementation of the corporate strategy". To this end, individual targets – which are, as far as possible, clearly defined and measurable – are derived for each Management Board member from the focus topics set for the financial year. The individual Management Board members are measured against the achievement of these individual targets, which are based on the Management Board member's function and area of activity, among other things. In exceptional cases, a suitable key financial indicator that differs from those applied in connection with the Company targets can also be used.

Performance criteria and key indicators for the bonus:

Possible performance criteria for Company targets (selected annually by the Supervisory Board)		Possible personal performance criteria (selected annually by the Supervisory Board, in particular from the areas stated below)
Growth Earnings	Liquidity	Implementation of the corporate strategy
Achievement of a specific revenue target Key earnings indicators such as EBITDA	Key performance indicators or specifically defined target	• Business development • Implementation of major projects • Increase in efficiency/optimization • Execution of strategic goals • Implementation of strategic goals

[Translation from the German language]

The current structure of the bonus is as follows:

Target achievement (0–100%)
Company targets		Personal targets
Weighting: 30%	Weighting: 50%	Weighting: 20%
Revenue growth based on EBITDA and IFRS financial statements	Liquidity	Two to three targets selected by the Supervisory Board

The target achievement of each key performance indicator can be between 0% and 100% (cap). Upon the proposal of the Compensation and Nomination Committee of the Supervisory Board, the key performance indicators and their values that lead to a target achievement of 0% or 100% (= both target and cap) are discussed anew by the Supervisory Board annually before the close of each financial year for the following financial year and agreed with the Management Board. A linearly interpolated bonus straight line is created from the respective values of 0% and of 100%. By reference to the bonus straight line and on the basis of the actual values from the financial year, the specific target achievement per key performance indicator is determined after the close of the financial year and combined to produce a weighted average. The percentage of the weighted target achievement multiplied by the individual bonus target amount equals the bonus payment amount for the past financial year. No bonus is paid if the total target achievement amounts to 0% and is limited to 100%. If the targets are missed or exceeded, the Supervisory Board can establish further rules, taking into account the cap (100% target achievement).

The bonus is paid entirely in cash six weeks after the audited IFRS annual financial statements for the respective financial year are presented, but at the latest with the remuneration at the end of June of the following financial year. If a member leaves the Management Board during the financial year, the bonus is calculated after the end of the financial year (pro rata temporis) and granted at the usual payment date.

(iii)Procedure

Upon the proposal of the Compensation and Nomination Committee of the Supervisory Board, the Supervisory Board determines annually the performance criteria and the key performance indicators as well as focus topics, including the methods for measuring performance and their respective weighting. The Supervisory Board defines the specific targets for the key financial indicators that lead to a target achievement of 0% to 100%, as well as the specific individual targets

[Translation from the German language]

for each Management Board member. After the close of the financial year, the target achievement for the respective key performance indicators is calculated and the resulting actual remuneration is determined. The specific targets and the degree of target achievement are disclosed in a transparent manner in the remuneration report, which explains at the same time how, by means of the selected performance criteria and key performance indicators, the bonus promotes the long-term development of the Company and how the bonus amount is calculated. The target figures, the lower and upper limits as well as the respective degree of target achievement with regard to the Company targets are published ex post. The target achievement in respect of the personal targets is published.

No changes to any of the performance criteria, key performance indicators or focus topics and targets are made during a financial year. The targets are not subsequently changed. In accordance with the recommendation of the German Corporate Governance Code, the Supervisory Board can, in justified rare exceptional cases, take due account of extraordinary developments when setting targets. This can lead to either an increase or a decrease in the amount of the bonus payment. Examples of extraordinary developments during the financial year are unusual and far-reaching changes in the economic situation (such as pandemics or major economic crises) that render the original Company targets invalid unless such changes were foreseeable.

Generally unfavorable market developments are expressly not deemed to be extraordinary developments during the financial year. If extraordinary developments occur that make an adjustment necessary, they are disclosed in a detailed and transparent manner in the annual remuneration report.

(b)	Long-term variable remuneration

The Management Board is obliged to take a long-term view in its activities for the Company, to promote sustainable growth and to achieve lasting value creation. In view of this, a significant proportion of the total remuneration is tied to the long-term development of voxeljet AG.

The long-term variable remuneration is determined on the basis of a three-year assessment period. The long-term variable remuneration rewards the contribution made during the three-year period to operationally implementing the business strategy and therefore to the Company's long-term development.

The Supervisory Board determines challenging and ambitious targets for the next three financial years in each case.

The main focus here is on voxeljet AG's long-term revenue growth and achieving an increase in value for the Company's shareholders. The aim is to incentivize profitable and efficient growth.

In particular, the long-term variable remuneration is based on Company financial targets that take into account the overall responsibility of the

[Translation from the German language]

Management Board and measure voxeljet AG's performance in its entirety. The definition of the Company targets is agreed in each case for the following assessment period before the close of the last financial year of the respective assessment period. Moreover, environmental, social and governance (ESG) targets are also taken into account.

(i)	Company targets

In order to measure the Company targets, two financial performance criteria are used that, in relation to each other, have a weighting of 62.5% (target 1) to 37.5% (target 2). The Supervisory Board focuses here on the performance criteria "growth" and "increase in value for voxeljet AG's shareholders". The achievement of the financial performance criteria is determined exclusively on the basis of specific key indicators, which are predominantly operating performance metrics derived from the Company's strategic orientation. They are based on the medium-term targets and are usually also included in the Company's external financial reporting.

The individual key financial indicators are defined on the basis of the market and competitive environment. Moreover, the figures from the previous years (concept of continuous improvement), budgeted figures and/or any externally communicated medium-term targets of the Company can be used. In addition, information on business prospects and on competitors as well as the figures that are achievable in the event of an outstanding performance can be taken into account.

In order to determine the long-term variable remuneration, the following two financial performance criteria are generally used to assess the Company's performance:

(1)	"Growth": achieving a certain revenue growth over a period of three years based on the Company's audited consolidated IFRS financial statements
(2)	"Increase in value for voxeljet AG's shareholders": achieving an increase in value for the Company's shareholders, measured in terms of the growth in the ADR price over three years, taking into account distributions if applicable.

In order to ensure continuity in the setting of targets, criteria other than this selection are utilized only in justified exceptional cases.

(ii)	ESG targets

Furthermore, ESG targets that have a weighting of 20% in relation to the total long-term remuneration are taken into account in the long-term variable remuneration. These targets cover the individual performance of the Management Board members. As a rule, the Supervisory Board agrees two equally-weighted non-financial targets in order to measure this personal performance for each Management Board member. These targets are selected by the Supervisory Board from the sustainable performance criterion "ESG targets". To this end,

[Translation from the German language]

individual targets – which are, as far as possible, clearly defined and measurable – are derived for each Management Board member from the focus topics set for the financial year. The individual Management Board members are measured against the achievement of these individual targets, which can be based on sustainability aspects such as customer satisfaction, employee satisfaction, culture of ownership or compliance. In exceptional cases, a suitable key financial indicator that differs from those applied in connection with the Company's performance can also be used.

Performance criteria and key financial indicators for the long-term variable remuneration component:

Possible performance criteria for Company targets		Individual performance criteria (ESG targets selected annually by the Supervisory Board, in particular from the areas stated below)
Growth	Increase in value for voxeljet AG's shareholders	Environmental, social and governance (ESG) targets
Comparable revenue growth	Growth in ADR price Achievement of a certain market capitalization	● Customer satisfaction ● Employee satisfaction ● Culture of ownership ● Compliance ● Diversity ● Sustainability

The structure of the long-term variable remuneration component is as follows:

Target achievement (0–100%)
Company targets		Individual targets
Weighting: 50%	Weighting: 30%	Weighting: 20%
Revenue growth based on audited consolidated IFRS financial statements	Increase in value for the Company's shareholders, measured in terms of the development of the ADR price	Two targets selected by the Supervisory Board

The key performance indicators and their values that lead to a target achievement of 0% or 100%, 100% (target) and 130% (cap) are determined by the Supervisory Board every three years before the close of the last of the three financial years for the new period of three financial years.

[Translation from the German language]

If the agreed target 1 (revenue growth) is exceeded by at least 1 percentage point, the long-term variable remuneration relating to target 1 is increased by 3 percentage points for each percentage point that target 1 is exceeded. For every 1 percentage point by which target 1 is missed, the variable remuneration is reduced by 3 percentage points. If the revenue target is missed by 15%, the long-term variable remuneration relating to target 1 is forfeited completely.

By reference to the target achievement and on the basis of the actual values from the financial year, the specific target achievement per key performance indicator or target is determined after the end of the reference period of three financial years and combined to produce a weighted average. The percentage of the weighted target achievement multiplied by the individual bonus target amount equals the bonus payment amount for the past financial year. No payment is made if the total target achievement amounts to 0%. The maximum amount of this long-term remuneration component is 130% of the Management Board member's gross annual salary at the beginning of the respective assessment period.

The long-term variable remuneration is paid entirely in cash six weeks after the presentation of the Company's audited consolidated IFRS financial statements for the third calendar year of the assessment period, or at the latest with the remuneration at the end of June of the year following the third calendar year of the assessment period. If a member leaves the Management Board during the financial year, the long-term variable remuneration is calculated after the end of the year following the third calendar year of the assessment period (pro rata temporis) and granted at the usual payment date.

(iii)Procedure

Upon the proposal of the Compensation and Nomination Committee, the performance criteria and the key performance indicators as well as focus topics, including the methods for measuring performance and their respective weighting for the next three financial years, are determined by the Supervisory Board for a period of three financial years in each case before the close of the third calendar year of the assessment period.

The Supervisory Board defines the specific targets for the key financial indicators that lead to a target achievement of 0% to 130%, as well as the specific individual targets for each Management Board member. After the end of the three-year assessment period, the target achievement for the respective key performance indicators is calculated and the resulting actual remuneration is determined. The specific targets and the degree of target achievement are disclosed in a transparent manner in the remuneration report, which explains

[Translation from the German language]

at the same time how, by means of the selected performance criteria and key performance indicators, the long-term variable remuneration promotes the long-term development of the Company and how the amount of this variable remuneration is calculated. The target figures, the lower and upper limits as well as the respective degree of target achievement with regard to the Company targets are published ex post.

No changes to any of the performance criteria, key performance indicators or focus topics and targets are made during the three-year assessment period. The targets are not subsequently changed. In accordance with the recommendation of the German Corporate Governance Code, the Supervisory Board can, in justified rare exceptional cases, take due account of extraordinary developments when setting targets. This can lead to either an increase or a decrease in the amount of long-term variable remuneration paid. Examples of extraordinary developments during the financial year are unusual and far-reaching changes in the economic situation (such as pandemics or major economic crises) that render the original Company targets invalid unless such changes were foreseeable.

Generally unfavorable market developments are expressly not deemed to be extraordinary developments during the financial year. If the Company's financial situation deteriorates significantly after the remuneration has been determined, the Supervisory Board is entitled, in the event that the remuneration would otherwise seem unfair, to reduce the long-term variable remuneration to an appropriate amount. If extraordinary developments occur that make an adjustment necessary, they are disclosed in a detailed and transparent manner in the annual remuneration report.

(c)	Possibility of long-term variable share-based remuneration

The Supervisory Board can decide to replace part of the long-term variable remuneration component with the granting of stock options or virtual stock options. The issuing of real stock options requires a corresponding authorization from the Annual General Meeting.

The Supervisory Board can replace up to 30% of the long-term variable remuneration component with stock options or virtual stock options. The target remuneration for the long-term variable component and the value of the options or virtual options at the time they are granted must be used as a basis for calculating the 30% threshold value.

In the event that such stock options or virtual stock options are granted, the waiting period before they can be exercised will be at least four years. The performance target has been achieved if, in the period between the granting of the stock options and the beginning of the exercise window in which the stock options are intended to be exercised, the price of the ADRs representing the shares of the Company has exceeded the price of the ADRs at the time of issue by more than 20% over a period of at least

[Translation from the German language]

90 consecutive trading days. In the event that stock options are issued, the authority of the Annual General Meeting to define a different performance target remains unaffected. The Supervisory Board will only make use of an authorization to issue genuine stock options if said authorization granted by the Annual General Meeting contains specific provisions limiting the profit that can be generated with the options.

9.	Remuneration caps (variable remuneration limit and maximum remuneration)

Pay-for-performance and sustainability are the core ideas when assessing performance in relation to all variable remuneration elements. The Supervisory Board ensures that the targets set for the variable remuneration are challenging, while aiming to guarantee a balanced risk/reward profile. For this reason, the variable remuneration is structured such that it can be reduced down to zero if the targets are not achieved. Both the short-term and the long-term variable remuneration are limited due to the definition of a cap.

In addition, pursuant to sec. 87a para. 1 sentence 2 number 1 AktG, the Supervisory Board has determined a maximum level of remuneration for the Chair of the Management Board and an ordinary Management Board member; this remuneration comprises all fixed and variable components. The maximum remuneration is the highest amount and therefore the actual maximum pay for the financial year in question, taking into account the fixed remuneration (including the basic salary, fringe benefits and retirement benefits), the short-term variable remuneration (bonus) and the long-term variable remuneration. Furthermore, the maximum remuneration includes possible additional benefits awarded under individual agreements. The maximum remuneration therefore constitutes the maximum expense incurred by voxeljet AG for the respective Management Board member. The maximum annual remuneration from financial year 2021 amounts to:

Chair of the Management Board	EUR 650.000
Member of the Management Board	EUR 550.000

The Supervisory Board points out that these amounts do not constitute the total target remuneration deemed appropriate by the Supervisory Board, but merely an absolute upper limit that could be achieved by a member of the Management Board at most in the event of optimum target achievement and a significant increase in the price of voxeljet ADRs.

In respect of the stock option plan and the virtual stock option plan, it is ensured that the benefit associated with the payment received does not exceed the amount of the maximum remuneration in the respective year. In addition, the maximum profit from the stock options is limited because there is an obligation not to exercise the stock options if a specific amount has been exceeded. If the maximum remuneration is exceeded, stock options or virtual stock options are forfeited accordingly, unless the authorization granted by the Annual General Meeting to issue genuine stock options stipulates otherwise.

If the Annual General Meeting resolves a reduction in the maximum remuneration determined under the present remuneration system, the Supervisory Board will take this vote into account when entering into or extending contracts of service of Management Board members.

[Translation from the German language]

10.	Possibilities for the Company to claw back variable remuneration components

If, in their function as members of the Management Board, Management Board members commit a serious breach of duty intentionally or negligently, the long-term and short-term variable remuneration for the respective assessment period in which the breach of duty took place may be reduced partially or completely to zero by the Supervisory Board according to its duly exercised discretion ("malus rule").

If the variable remuneration has already been paid, Management Board members must repay the amounts that, in accordance with the decision to reduce the variable remuneration, have been overpaid to them ("clawback rule"). Moreover, in such cases, the Company is entitled to offset the variable remuneration against other remuneration claims of Management Board members.

Any damages claims of voxeljet AG against Management Board members remain unaffected by the agreement of a malus or clawback rule.

11.	Legal transactions relating to remuneration

The remuneration of the Management Board members is determined in their contracts of service, with the variable remuneration components being defined by the Supervisory Board on the basis of this remuneration system. The term of the contracts of service of the Management Board members is tied to the duration of their appointment. The contracts of service of the Management Board members are entered into for the duration of their appointment and are extended in each case for the duration of their reappointment. The Supervisory Board adheres to the provisions of sec. 84 AktG with regard to the duration of appointment and reappointment. In the case of initial appointments of Management Board members, the duration of the appointment and/or the term of the contract of service is usually three years.

In accordance with the provisions of stock corporation law, the contracts of service of the Management Board members do not provide for the possibility of ordinary termination; the right of both parties to terminate the contract of service of a Management Board member without notice for good cause remains unaffected. If a member joins or leaves the Management Board during a financial year, the remuneration is calculated pro rata temporis. This does not apply to the variable remuneration if the Company gives notice of extraordinary termination to Management Board members; in such a case, Management Board members are not entitled to payment of the variable remuneration for the financial year in which they leave the Company.

In the case of regular termination of a Management Board member's contract of service, any variable remuneration components that are still outstanding are settled in accordance with the recommendation of the German Corporate Governance Code on the basis of the originally agreed targets as well as the due dates and holding periods stipulated in the Management Board member's contract of service.

A post-contractual non-compete covenant is agreed with each Management Board member for a duration of two years after the termination of the service relationship. The compensation in this regard amounts to 100% of the most recent fixed

[Translation from the German language]

remuneration received for each year of the non-compete covenant, but no less than 50% of the most recent total annual remuneration received.

If the Company terminates the service relationship for good cause due to a breach of duty by the Management Board member, the Company has the right to renounce the non-compete covenant.

12.	Early termination benefits

The remuneration system for the Management Board members also governs the amount of remuneration paid to Management Board members in the event of early termination of their service on the Management Board. Depending on the reason for the termination, the following provisions apply to the remuneration granted upon leaving office:

12.1	Termination by mutual agreement

In the event of early termination of a Management Board member's appointment on the basis of termination by mutual agreement of the contract of service, the total value of the benefits granted to the Management Board member by the Company under such an agreement is not to exceed the amount of remuneration expected to be owed by the Company for the original remaining term of the contract of service, with a maximum amount of two annual salaries. In the case of a post-contractual non-compete covenant, the severance payment is to be offset against the compensation.

12.2	Good cause for termination by voxeljet AG

Management Board members are not entitled to payment of the variable remuneration for the financial year in which they leave the Company.

12.3	Change of control

Contracts concluded as of the effective date of this remuneration system will not include any benefit commitment for early termination due to a change of control.

13.	Offsetting of remuneration for secondary activities by Management Board members

Secondary activities (such as public offices, positions on a supervisory board, board of directors or advisory board and similar positions, as well as appointments to scientific bodies) may be taken up by Management Board members to a very limited extent only. Such activities require the prior written consent of the Compensation and Nomination Committee of the Supervisory Board. As a rule, consent to take up more than two new supervisory board positions in external listed companies or similar functions will not be granted. This ensures that neither the time needed nor the remuneration granted for such a role leads to a conflict with the Management Board member's duties for voxeljet AG.

The remuneration for taking up a position at an affiliated company of voxeljet AG is covered by the remuneration defined in the contracts of service for Management Board members.

If Management Board members take up external supervisory board positions, the Supervisory Board will decide in each individual case according to its duly exercised

[Translation from the German language]

discretion whether and to what extent the remuneration must be offset, taking into account in particular the extent to which taking up the office is in the interests of the Company or the Management Board member.

14.	Temporary deviation from the remuneration system

In exceptional cases, the Supervisory Board can, upon the proposal of the Compensation and Nomination Committee of the Supervisory Board, deviate temporarily from individual components of the remuneration system described above if this is in the interests of the Company's long-term well-being. This includes, for example, the adjustment of the remuneration system in the case of a significant change in the corporate strategy so that adequate incentives are provided, or in the event of far-reaching changes in the economic situation (due to pandemics or severe economic crises, for example) that render the original performance criteria and/or key performance indicators of the remuneration system invalid, unless the specific effects were foreseeable. Generally unfavorable market developments are expressly not deemed to be extraordinary developments.

From a procedural perspective, such a deviation requires an express resolution of the Supervisory Board, in which the duration as well as the actual nature of the deviation, along with the reason for it (i.e. why the Company's long-term well-being requires the deviation), are specifically described in an appropriate form. The components of the remuneration system from which the Supervisory Board can deviate in exceptional cases are the procedure, the rules on the structure and amount of the remuneration as well as the individual remuneration components and in particular the performance criteria. From a practical perspective, the Supervisory Board can deviate both from the respective relative proportion of the individual remuneration components and from their respective prerequisites and can also temporarily determine a different level of basic remuneration in individual cases, if this is in the interests of the Company's long-term well-being; however, the level determined must not exceed the maximum remuneration defined by the Annual General Meeting.

15.	Transparency and documentation

Pursuant to sec. 120a para. 2 AktG, without undue delay after the Annual General Meeting adopts a resolution on the approval of the remuneration system, the resolution and the remuneration system are made accessible to the public free of charge on voxeljet AG's website for the duration of the validity of the remuneration system, but at least for ten years.

Additionally, pursuant to sec. 162 AktG, the Management Board and the Supervisory Board prepare each year a clear and understandable report ("Remuneration Report") regarding the remuneration granted and owed by the Company and by companies of the same group to each individual current and former member of the Management Board and the Supervisory Board in the past financial year. The Remuneration Report must be audited by the auditor of the financial statements. The Annual General Meeting resolves on the approval of the Remuneration Report for the preceding year, which was prepared and audited pursuant to sec. 162 AktG. The resolution must be adopted for the first time by the close of the Annual General Meeting, calculated from the beginning of the second financial year that follows 31 December 2020, i.e. in the case of voxeljet AG, by the close of the Annual General Meeting in financial year 2022. The Remuneration

[Translation from the German language]

Report and the auditor's report are made accessible to the public by the Company free of charge on voxeljet AG's website for ten years from the adoption of the resolution of the Annual General Meeting on the approval of the remuneration system.

II. Supplementary information for Item 6

Abstract system of remuneration for the members of voxeljet AG's Supervisory Board

Pursuant to art. 14 of the Company's Articles of Association, the remuneration of the members of voxeljet AG's Supervisory Board is approved by the Annual General Meeting. According to the proposed resolution outlined above, the Supervisory Board members receive fixed remuneration for their activities, the amount of which specifically depends on the duties assumed on the Supervisory Board and/or its committees. No variable remuneration is provided for. The planned rules are intended to apply from financial year 2021.

The system of remuneration for the Supervisory Board members, on which the proposed resolution is based, is described in detail below (information pursuant to sec. 113 para. 3 sentence 3 in conjunction with sec. 87a para. 1 sentence 2 AktG):

a)	The system of remuneration for the Supervisory Board members provides for purely fixed remuneration without any variable components or share-based remuneration. Granting purely fixed remuneration is in line with the common prevailing practice of other listed companies and has proved worthwhile. The Management Board and Supervisory Board take the view that purely fixed remuneration of the Supervisory Board members is the most suitable way of strengthening the Supervisory Board's independence and of taking into account the advisory and supervisory role of the Supervisory Board to be fulfilled regardless of the Company's performance. Purely fixed remuneration is also provided for in the recommendation under margin no. G 18 sentence 1 of the German Corporate Governance Code.
b)	The Supervisory Board's remuneration consists of the following components:

The annual fixed remuneration amounts to EUR 80,000 for the Chair of the Supervisory Board, EUR 60,000 for the Deputy Chair and EUR 40,000 for every other Supervisory Board member. In line with the recommendation of the German Corporate Governance Code, the increased time needed to perform the duties of Chair and Deputy Chair is taken into account in the calculation of the remuneration.

The chair of a committee receives a fixed annual remuneration of EUR 60,000 for the duration of their appointment as chair. A Supervisory Board member who holds several positions with higher remuneration receives the remuneration only for the most highly remunerated position. For example, if the Chair of the Supervisory Board simultaneously takes up the position of chair of a Committee, this person's annual remuneration thus remains at EUR 80,000.

The Supervisory Board members are included in a D&O insurance policy for officers that is maintained by the Company. The premiums for this policy are paid by

[Translation from the German language]

voxeljet AG. Furthermore, the Company reimburses each Supervisory Board member for the expenses incurred by them in the course of their duties as a Supervisory Board member as well as for any VAT payable on their remuneration.

The amount and structure of the Supervisory Board's remuneration reflects market conditions and ensures that the Company will remain able to attract and retain outstandingly qualified candidates for the Supervisory Board in the future. This is a prerequisite for the best possible fulfillment of the Supervisory Board's advisory and supervisory activities, which in turn make a key contribution to promoting voxeljet AG's business strategy and long-term development.

c)	The remuneration for service on the Supervisory Board is due and payable in each case after the close of the Annual General Meeting that receives the annual financial statements for the past financial year or decides upon their approval.
d)	The remuneration of the Supervisory Board members is definitively set when the Annual General Meeting has adopted the approval resolution. There are no ancillary or additional agreements. The remuneration is linked to the duration of the appointment of a Supervisory Board member. A Supervisory Board member whose membership does not cover a full financial year is remunerated pro rata temporis, with the duration of their membership being rounded up to whole months. This provision applies accordingly to the Chair or Deputy Chair of the Supervisory Board or the chair of a committee. No commitments have been made regarding the payment of compensation for dismissal, nor do any pension or early retirement benefit arrangements exist.
e)	As the advisory and supervisory activities of the Supervisory Board members differ fundamentally from the duties of voxeljet AG's employees, a vertical comparison with employee remuneration is not a suitable criterion for determining whether the Supervisory Board remuneration is appropriate.
f)	The remuneration of the Supervisory Board is resolved by the Annual General Meeting upon the proposal of the Management Board and the Supervisory Board. At regular intervals, at the latest every four years, the Management Board and the Supervisory Board conduct a review as to whether the amount and the structure of remuneration still reflect market conditions and are still appropriate in relation to the duties of the Supervisory Board and the situation of the Company. In the course of this review, they may seek advice from an external remuneration expert. If there is reason to change the remuneration of the Supervisory Board, the Management Board and the Supervisory Board will submit a proposed resolution to this effect to the Annual General Meeting. Any conflicts of interest during the review of the remuneration system are prevented by the statutory distribution of powers, as the final decision-making authority regarding the remuneration of the Supervisory Board members lies with the Annual General Meeting, to which the Management Board and the Supervisory Board submit a proposed resolution. This means that a system of reciprocal control is already provided for under the law.

[Translation from the German language]

III. Report of the Management Board submitted to the Annual General Meeting regarding Item 7 pursuant to sec. 203 para. 2 sentence 2 in conjunction with sec. 186 para. 4 sentence 2 AktG

On 29 May 2019, the Annual General Meeting resolved the Authorized Capital 2019. The Company issued new ADRs in the course of capital increase transactions in January and February 2021. Due to the capital increases, which were entered in the commercial register on 19 January 2021 and 12 February 2021, the Company's share capital was increased by a total of EUR 1,064,584.00 through the issue of a total of 1,064,584 new shares by partly utilizing the Authorized Capital 2019. As a result, the Company currently only has authorized capital of EUR 1,353,416.00 at its disposal.

In order to provide the Company with as much flexibility as possible in its corporate financing, the Management Board and the Supervisory Board propose that the Authorized Capital 2019 be cancelled and that the management be authorized to issue new shares of the Company on the basis of a new authorized capital. This is intended to enable the management to continue to procure new equity for the Company at any time and, among other things, to acquire companies, divisions of companies or interests in companies against the issuing of shares.

In principle, shareholders have a subscription right for shares that are to be newly issued, i.e. each shareholder has a right to subscribe for the number of new shares that enables them to maintain their existing interest in the Company's share capital.

However, the proposed resolution provides for an authorization to exclude subscription rights for certain purposes specified in the resolution's subject matter.

In the opinion of the Management Board and the Supervisory Board, this authorization to exclude shareholders' subscription rights is objectively justified and appropriate, taking into account and weighing up all circumstances, for the following reasons.

Placement of ADRs

The Management Board is to be authorized, with the Supervisory Board's consent, to exclude the shareholders' subscription rights in the event of capital increases against contributions in cash if this is done for the purpose of issuing shares to be placed on the US capital market or with institutional and/or private investors through ADRs/ADSs, and in this connection also for the purpose of covering an over-allotment option granted to the issuing banks. This authorization to exclude subscription rights is subject to two conditions: Firstly, the shares issued in accordance with the authorization must not exceed a total of 30% of the share capital. Secondly, the issue price of the new shares must not substantially fall below the stock exchange price of the shares of the same class and features already traded on the stock exchange at the time of the final determination of the issue price within the meaning of sec. 203 paras. 1 and 2, sec. 186 para. 3 sentence 4 AktG. The stock exchange price is also the price of an ADS listed on the NASDAQ, multiplied by the number of ADSs representing one share.

In the opinion of the Management Board and the Supervisory Board, this extended authorization to exclude subscription rights in excess of 10% of the share capital is justified by objective reasons. In order to finance its planned further growth, the Company relies on being able to raise further funds on the capital market at short notice. The Company's securities (American Depositary Shares) are traded on a foreign stock exchange, the NASDAQ. The expansion of its presence on foreign financial markets is in the legitimate interest of the Company.

[Translation from the German language]

The Company faces intense competition for investors with other companies listed in the United States, where subscription rights can be excluded more flexibly than is typically the case in Germany and which, for this reason, are able to act faster due to a significantly lower legal complexity. International institutional investors prefer transactions with lower legal complexity. It is therefore of great importance for voxeljet to reduce this significant competitive disadvantage as much as possible. The authorization to extend the exclusion of subscription rights serves this purpose. The exclusion of subscription rights is the most suitable means of providing flexible financing for the issuing of securities on the US stock exchange and is at the same time appropriate and in the best interests of the Company and its shareholders.

Sufficient equity is the economic basis for voxeljet's business development. Its availability therefore has a significant impact on the Company's future prospects and the implementation of its business strategy. The Company believes that the current investor base outside the United States is insufficient, which is one reason why the Company has decided not to register the shares in Germany, but to obtain admission of ADSs in the United States. The Company is thus considering the possibility of further ADS issues, e.g. in the form of private placements to new investors, particularly in the United States. Against this background, the extension of the authorization of the Management Board to exclude subscription rights to an extent of up to 30% of the share capital creates the flexibility required for the placement of new ADRs.

In this particular scenario, the possibility of an offering that would carry statutory subscription rights for shareholders does not represent a suitable means of corporate financing for the Company. The implementation of a capital increase with subscription rights is more complex and less flexible than an issue without subscription rights, in particular due to the mandatory two-week subscription period provided for by German law. In addition, the implementation of a capital increase with subscription rights, including the further issue of ADSs, is particularly difficult. For example, the subscription behavior of the shareholders and the ADR holders is uncertain and difficult to predict, which entails a high transaction risk. Furthermore, in the case of a capital increase with subscription rights, a rights-free and thus freely placeable tranche can only be created if the subscription right holders waive their subscription rights. This would only be possible to a sufficient extent if the depositary bank also waived its statutory subscription right to which it is entitled as a shareholder. However, such a waiver by the depositary bank cannot be made without further preconditions, because the depositary bank is obliged to exercise the rights of the ADR holders in a fiduciary capacity and cannot declare a waiver until it is definitely clear that the subscription rights have no economic value. The Company will always encourage the issuing banks to place the ADSs close to the stock market price, so that the value of the subscription rights is low. However, it is not certain that the depositary bank will be able to declare a waiver of the subscription rights.

In view of this, the required number of ADRs can therefore often only be placed if the Management Board, with the Supervisory Board's consent, can exclude share subscription rights of up to 30% of the share capital. The Management Board will always examine on a case-by-case basis whether the exclusion of subscription rights is necessary and whether a capital increase with subscription rights is in fact possible.

A capital increase with further exclusion of subscription rights would also increase liquidity in the Company's ADRs. Higher liquidity typically leads to lower volatility in the ADRs, which

[Translation from the German language]

is beneficial for ADR holders. In addition, the voxeljet ADRs would also become more attractive from the perspective of research analysts.

When determining the placement price of the new shares or ADRs, the Management Board will ensure that the dilution for existing shareholders or ADR holders is as low as possible.

Simplified exclusion of subscription rights pursuant to sec. 186 para. 3 sentence 4 AktG

Furthermore, in the case of a capital increase against contributions in cash, the management is generally authorized to exclude subscription rights insofar as the issue price of the new shares does not significantly fall below the stock exchange price of the Company's shares within the meaning of sec. 203 paras. 1 and 2, sec. 186 para. 3 sentence 4 AktG, and the notional interest in the share capital attributable to the new shares issued does not exceed a total of 10% of the share capital, i.e. not more than 10% of the share capital existing at the time this authorization becomes effective or at the time it is exercised. The stock exchange price is also the price of an American Depositary Share (ADS) listed on the NASDAQ, multiplied by the number of ADSs representing one share. The aforementioned threshold of 10% of the share capital must also include new or treasury shares of the Company and ADSs that are issued or sold during the term of this Authorized Capital on a different basis while excluding the subscription rights of the shareholders pursuant to sec. 71 para. 1 no. 8 sentence 5 AktG or sec. 186 para. 3 sentence 4 AktG.

This authorization enables the Company to take advantage of favorable situations at short notice and to strengthen its equity base. Since the issue price for the new shares issued subject to the simplified exclusion of subscription rights must also be based on the stock exchange price of the shares (or the representative ADSs) and the authorization has only a limited scope, it is also possible for shareholders to maintain their existing ownership interest and their existing share of voting rights by purchasing ADSs on the stock exchange. Therefore, this ensures that, in accordance with the statutory assessment under sec. 186 para. 3 sentence 4 AktG, the shareholders' financial and voting rights interests are adequately safeguarded in the event that authorized capital is utilized, while further leeway is granted to the Company in the interests of all shareholders.

Fractional amounts

The authorization to exclude subscription rights for fractional amounts serves to create a practicable subscription ratio with regard to the amount of the respective capital increase. Without the exclusion of subscription rights in respect of fractional amounts, the technical implementation of a capital increase would be much more complicated, particularly if the capital is increased by round amounts. New shares excluded from shareholders' subscription rights as free fractions will be utilized in the best possible manner for the Company. For these reasons, the Management Board and the Supervisory Board consider this authorization to exclude subscription rights to be appropriate.

Contributions in kind

Furthermore, the Management Board is to be authorized, with the Supervisory Board's consent, to exclude the shareholders' subscription rights in the case of capital increases against contributions in kind, in particular if this is for the purpose of any acquisition (including indirect acquisitions) of companies, divisions of companies or interests in other companies in exchange for shares of the Company.

[Translation from the German language]

The expansion of the Company's business operations through acquisitions constitutes a key part of the corporate strategy. It is often in the interests of the Company and its shareholders to also use shares of the Company as an acquisition currency. In light of increasing consolidation, including in markets in which the Company operates, a flexible response option is particularly important for the Management Board. Common practice shows that owners of attractive acquisition targets often demand shares in the acquiring company as consideration in order to participate in the added value to be created.

The aim is to enable the Company to take advantage of opportunities to acquire companies and divisions of companies or interests in companies or other assets. This requires the proposed authorization because, in the event of such an acquisition, a capital increase usually has to be implemented at short notice and it is normally impossible to wait for an Annual General Meeting to be held. When exercising the authorization, the management will carefully examine whether the value of the new shares is adequate in relation to the value of the consideration, i.e. the value of the company or the division to be contributed, or the interest in a company or the value of the other assets to be acquired. The reduction in the shareholders' ownership interests and in their relative voting rights resulting from the exclusion of subscription rights in the case of capital increases against contributions in kind is offset by the fact that the Company's business expansion is financed by third parties by way of strengthening the amount of equity and that the existing shareholders – albeit with a reduced ownership interest – participate in the Company's growth which would have to be financed from their own funds if subscription rights were granted.

Furthermore, due to the Company's NASDAQ listing in the United States, every shareholder is in principle able to increase their ownership interest again by acquiring ADRs.

Currently, there are no concrete acquisition projects for which a capital increase by way of contributions in kind with the exclusion of subscription rights would be required. If a concrete opportunity to acquire companies, divisions of companies, interests in companies, or other assets arises, the Management Board will carefully assess whether to exercise the option to issue shares against contributions in kind while excluding the shareholders' subscription rights. The Management Board will only exercise this option after diligent consideration if it deems it in the Company's and its shareholders' best interests, and will take into account that the value of the assets to be acquired must adequately reflect the value of the shares to be issued by the Company as consideration.

Finally, it should be noted that, in each of the individual cases mentioned in this authorization to exclude subscription rights, the Management Board will carefully and conscientiously examine whether the prerequisites for the exclusion of subscription rights under this authorization are met and whether the exclusion of subscription rights is objectively justified.

The Management Board will report to the next Annual General Meeting on any utilization of the Authorized Capital.

IV. Report of the Management Board submitted to the Annual General Meeting regarding Item 8 pursuant to sec. 221 para. 4 sentence 2, sec. 186 para. 4 sentence 2 AktG

By resolution of 30 June 2020 regarding Item 6 a), the Annual General Meeting has authorized the Management Board, with the Supervisory Board's consent, to issue bearer or registered bonds with warrants and/or convertible bonds (together the "Bonds"), on one

[Translation from the German language]

or several occasions in the period until 29 June 2025, with a total principal amount of up to EUR 30,950,400.00 – with or without limitations to their term – and to grant or impose warrant rights to/on the holders or creditors of bonds with warrants or to grant or impose conversion rights or obligations to/on the holders or creditors of convertible bonds for registered no-par value shares of the Company with a notional interest in the share capital of up to EUR 1,934,400 ("Authorization 2020"). In order to service the resulting warrant and/or conversion rights, the Company's share capital was conditionally increased by up to EUR 1,934,400.00 ("Conditional Capital II", referred to as Conditional Capital 2020/I in the commercial register). The conditional capital was entered in the commercial register on 30 July 2020. The Company has not yet issued any bonds on the basis of the Authorization 2020.

The wording of the Authorization 2020 referred in several places, e.g. regarding the determination of the warrant or conversion price to be set, to the closing prices of the ADSs on the NYSE. Due to the fact that the listing of the ADSs was switched from the NYSE to the NASDAQ after the last Annual General Meeting, an updated authorization is to be resolved as a precaution so that, if the authorization is utilized, any uncertainty about the content and scope of the authorization is prevented. For this purpose, the Authorization 2020 and the Conditional Capital created in order to utilize the authorization is to be cancelled and replaced in each case by a new authorization to issue bonds with warrants and/or convertible bonds (Authorization 2021) and a new Conditional Capital is to be created in order to service the resulting warrant and/or conversion rights.

The cancellation of the Authorization 2020 and of the current Conditional Capital II are to become effective only if the Authorization 2020 is replaced in an effective manner by the authorization proposed at this Annual General Meeting and the proposed new Conditional Capital II is created.

The proposed new authorization to issue bonds with warrants and/or convertible bonds ("Bonds") with a total principal amount of up to EUR 30,950,400 and to create the corresponding Conditional Capital of up to EUR 1,934,400 is aimed at expanding the Company's financing options, which are described in more detail below, and at enabling the Management Board, with the Supervisory Board's consent, to secure flexible and timely financing in the interests of the Company, particularly if favorable capital market conditions arise. Adequate capital resources are an indispensable foundation for the Company's development. By issuing bonds with warrants and/or convertible bonds, capital can be raised at favorable interest rates. The possibility of effecting a conversion through exchange obligations can give the Company certainty with regard to the transformation of Bonds into equity.

The issue price for the new shares must be at least 80% of the stock exchange price of the no-par value share of the Company determined close to the issue date of the Bonds carrying warrant or conversion rights or obligations, with the exception of cases in which a substitution right or a conversion obligation is stipulated. The relevant stock exchange price within the meaning of the above provision is the arithmetic mean of the closing prices of the ADSs on the NASDAQ during the period defined in the terms and conditions of the Bonds. In this respect, for the purpose of calculating the stock exchange price per share, the stock exchange price of one ADS must be multiplied by the number of ADSs representing one share. The possibility of a premium (which may increase after the term of the bonds with warrants or convertible bonds) ensures that the terms and conditions of the bonds with warrants or convertible bonds can be adjusted to reflect the current capital market conditions at the time they are issued.

[Translation from the German language]

In case of a substitution right or a conversion obligation, the issue price of the new shares must, subject to the more detailed provisions of the terms and conditions of the Bonds, be at least either the above-mentioned minimum price or be equal to the stock exchange price of the no-par value share of the Company during the last ten trading days prior to the final maturity date or the other stipulated point in time, even if this average price is below the above-mentioned minimum price (80%). The relevant stock exchange price within the meaning of the above provision is the arithmetic mean of the closing prices of the ADSs on the NASDAQ during the last ten trading days prior to the date of final maturity or the other stipulated point in time. Secs. 9 para. 1 AktG and 199 AktG apply without prejudice.

In principle, the shareholders have a statutory subscription right for the Bonds (sec. 221 para. 4 in conjunction with sec. 186 para. 1 AktG). In order to facilitate the process, use should be made of the option to issue the Bonds to a credit institution or a consortium of credit institutions, with the obligation to offer the Bonds to the shareholders in accordance with their subscription right (indirect subscription right within the meaning of sec. 186 para. 5 AktG).

The exclusion of the subscription rights for fractional amounts enables the requested authorization to be utilized by means of round amounts. This will simplify the handling of the shareholders' subscription rights. The value of such fractional amounts is usually low for the individual shareholder, which means that the potential dilution effect is likewise generally minor. In contrast, the complexity of the issue without such exclusion would be significantly higher. Therefore, the exclusion serves the practicability and the easier implementation of an issue. For these reasons, the Management Board and the Supervisory Board consider the possible exclusion of the subscription right to be objectively justified and, taking into account the interests of the shareholders, also appropriate.

Furthermore, the Management Board is to be authorized, with the Supervisory Board's consent, to exclude the shareholders' subscription rights in order to grant subscription rights to the holders of warrant and conversion rights already issued to the extent to which they would be entitled as shareholders after exercising the warrant or conversion rights. The exclusion of the subscription rights in favor of the holders of already issued warrant or conversion rights has the advantage that the warrant or conversion price of the warrant and/or conversion rights already issued does not need to be reduced, thus permitting a higher cash inflow overall. It is standard market practice to ensure that bonds are protected in this manner against dilution.

Furthermore, the Management Board is to be authorized, with the Supervisory Board's consent, to fully exclude the shareholders' subscription rights if the Bonds are issued against cash payment at a price that is not significantly below the market value of these Bonds. This will provide the Company with the opportunity to take advantage of favorable market situations at short notice and, by setting conditions that are close to those on the market, to achieve better terms when determining the interest rate, the warrant or conversion price or the issue price for the Bonds. It would not be possible to set conditions that are close to those on the market and to place the bonds smoothly if the subscription rights were maintained. Sec. 186 para. 2 AktG permits the subscription price (and thus the terms and conditions of such Bonds) to be published up to the third-last day of the subscription period. However, in view of the frequently observed volatility on the stock markets, a market risk will exist for several days, which leads to the deduction of safety margins when the conditions of the Bonds are determined and therefore to non-market conditions. Moreover, if subscription rights exist, uncertainty about whether they will be

[Translation from the German language]

exercised jeopardizes successful placement with third parties or causes additional expenses. Finally, if subscription rights are granted, the Company cannot react at short notice to favorable or unfavorable market situations due to the length of the subscription period, but is instead exposed to declining share prices during the subscription period, which may make it less favorable for the Company to procure equity.

Pursuant to sec. 221 para. 4 sentence 2 AktG, the provision of sec. 186 para. 3 sentence 4 AktG applies mutatis mutandis in the event that subscription rights are fully excluded. The resolution must observe the parameters set forth in the aforementioned statutory provision, which limits the exclusion of subscription rights to 10% of the share capital. The volume of the Conditional Capital, which is to be provided in this case at most to secure the warrant rights or conversion rights or obligations, must not exceed 10% of the share capital existing at the time the authorization to exclude subscription rights in accordance with sec. 186 para. 3 sentence 4 AktG becomes effective. A corresponding provision in the authorizing resolution also ensures that, even in the case of a capital reduction, the 10% limit is not exceeded because the authorization to exclude subscription rights explicitly prescribes that 10% of the share capital must not be exceeded, either at the time the authorization takes effect or – if lower – at the time the authorization is exercised. The sale of treasury shares or ADSs of the Company must count towards this limit if it takes place during the term of this authorization that excludes subscription rights pursuant to sec. 186 para. 3 sentence 4 AktG. Furthermore, any shares or ADSs of the Company which are issued during the term of this authorization from authorized capital subject to the exclusion of subscription rights pursuant to sec. 186 para. 3 sentence 4 AktG must count towards this limit. This requirement takes into account the shareholders' interest in minimizing the dilution of their shareholdings.

The shareholders' interests are protected by the fact that the Bonds are not issued at a price significantly below their market value. Sec. 186 para. 3 sentence 4 AktG stipulates that the issue price may not be significantly lower than the stock exchange price of the shares. This provision is intended to ensure that there is no significant economic dilution of the value of the shares. Whether or not such a dilution effect occurs when issuing convertible bonds or bonds with warrants subject to the exclusion of subscription rights can be determined by calculating the hypothetical stock exchange price of the convertible bonds or bonds with warrants using recognized, in particular financial mathematical methods and comparing it with the issue price of the bonds. If this issue price is not significantly below the hypothetical stock exchange price at the time of the issue of the convertible bonds or bonds with warrants, an exclusion of subscription rights is permissible in accordance with the purpose of sec. 186 para. 3 sentence 4 AktG since the discount is insignificant. The resolution therefore stipulates that, prior to the issue of the convertible bonds or bonds with warrants, the Management Board must come to the conclusion that the intended issue price will not lead to a significant dilution of the value of the shares. This would reduce the notional market value of a subscription right to almost zero, meaning that the exclusion of subscription rights cannot result in any significant economic disadvantage for the shareholders. All this ensures that no significant dilution of the value of the shares occurs as a result of the exclusion of subscription rights. A market-based determination of the conditions and thus the avoidance of a significant dilution of value can also be achieved by the Management Board carrying out a so-called bookbuilding procedure. Under this procedure, investors are asked to submit purchase requests on the basis of preliminary bond conditions, specifying for example the interest rate deemed to reflect market conditions and/or other economic components. After completion of the bookbuilding period, the terms and conditions (e.g. the interest rate) not yet established at that time are determined according to market supply and demand on the basis of the

[Translation from the German language]

purchase requests submitted by the investors. In this way, the total value of the Bonds will be determined in a manner that is close to the market. By using such a bookbuilding procedure, the Management Board can ensure that no significant dilution of the value of shares occurs as a result of the exclusion of subscription rights. In addition, it is possible for shareholders to maintain their ownership interest by acquiring ADSs on the stock exchange, which can then be exchanged for shares. In contrast, the authorization to exclude subscription rights enables the Company to set conditions that are close to those on the market, provides the greatest possible security with regard to the ability to place the securities with third parties, and allows favorable market situations to be exploited at short notice.

Currently, there are no concrete plans to make use of the authorization to issue Bonds.

The purpose of the proposed Conditional Capital is to fulfill warrant or conversion rights or warrant or conversion obligations for shares of the Company arising from Bonds or to grant the creditors or holders of Bonds shares of the Company instead of paying the respective amount of money due. It is also intended that the warrant or conversion rights or warrant or conversion obligations may alternatively be serviced by delivering existing shares or shares of other listed companies.

If the Management Board utilizes one of the above authorizations to exclude subscription rights in connection with the issue of Bonds, it will report on the utilization of the authorization at the following Annual General Meeting.

V. Report of the Management Board submitted to the Annual General Meeting regarding Item 9 pursuant to sec. 71 para. 1 no. 8 sentence 5 in conjunction with sec. 186 para. 4 sentence 2 AktG

The Management Board was authorized by the Annual General Meeting 2020 to acquire own shares or ADSs representing up to 10% of the share capital in the period until 29 June 2025. According to the wording of the resolution, the authorization also covered the acquisition of ADSs of the Company that are listed on the New York Stock Exchange (NYSE). Furthermore, the resolution referred in several places, e.g. regarding the determination of a permissible purchase price, to the closing prices of the ADSs on the NYSE. Due to the fact that the listing of the ADSs was switched from the NYSE to the NASDAQ after the last Annual General Meeting, an updated authorization is to be resolved as a precaution so that, if the authorization is utilized, any uncertainty about the content and scope of the authorization is prevented. This means that, in the future, the Company will maintain its flexibility to acquire own shares or ADSs pursuant to sec. 71 para. 1 no. 8 AktG and to use them – also while excluding subscription rights. The existing authorization is cancelled subject to the condition that it be replaced by the new authorization.

The authorization is to be exercisable for any purpose permitted by law in compliance with the statutory requirements. With regard to the term of the authorization to acquire own shares, the Company intends to make use of the statutory provision allowing a period of up to five years.

Own shares or ADSs of the Company acquired on the basis of this authorization are to be useable for all purposes permitted by law, in particular for the following purposes:

(1)	Sale via the stock exchange. This ensures that the principle of equal treatment of shareholders (sec. 53a AktG) is complied with in the case of resale.
(2)

The Company must be enabled to have treasury shares or ADSs at its disposal in order to use them as consideration in the course of corporate mergers or in the course of the (direct or indirect) acquisition of companies, divisions of companies,

[Translation from the German language]

operations, parts of companies, shareholdings or other assets. Treasury shares are an important instrument as an acquisition currency. International competition and globalization of the economy often require this form of consideration. The proposed authorization is intended to give the Company the necessary flexibility to make use of opportunities for acquisitions as they arise quickly, flexibly and in a manner that preserves liquidity, in particular without the need to hold a time-consuming annual general meeting and, if necessary, while maintaining confidentiality. The proposed exclusion of shareholders' subscription rights takes this into account. When determining the valuation ratio, the Company will ensure that the interests of the shareholders are adequately safeguarded, taking into account the stock exchange price. Currently, there are no concrete plans to make use of this authorization.

(3)

Furthermore, the Company is to be in a position, subject to the requirements of sec. 186 para. 3 sentence 4 AktG, to sell the treasury shares or ADSs acquired on the basis of this authorization against cash payment in ways other than via the stock exchange to third parties, e.g. to institutional investors, or to reach new groups of investors, while excluding subscription rights. In particular, this is intended to enable the Company to issue shares or ADSs of the Company at short notice. Thus, the proposed authorization serves the purpose of securing a permanent and appropriate equity capitalization of the Company. A prerequisite for such a sale is that the price achieved must not fall significantly below the stock exchange price of shares or ADSs of the Company (excluding ancillary acquisition costs) with the same features. The possibility to sell re-acquired treasury shares and/or ADSs against cash payment subject to the exclusion of the shareholders' subscription rights serves the Company's interest in achieving the best possible price when selling the treasury shares and/or ADSs. The exclusion of subscription rights enables a placement close to the stock exchange price, which means that the discount customary in rights issues is not applicable. The immediate inflow of funds avoids the uncertainty of future stock market developments. The alignment with the stock exchange price takes into account the shareholders' interest in preventing dilution and adequately safeguards the shareholders' financial and voting rights interests. When determining the selling price, the management will endeavor to keep any discount on the stock exchange price as low as possible, taking into account the market conditions. In principle, it is possible for the shareholders to maintain their ownership interest by making additional purchases via the stock exchange, while further leeway is granted to the Company in the interests of all shareholders in order to exploit favorable stock exchange situations at short notice. Currently, there are no concrete plans to make use of this authorization.

(4)

In the event that the Management Board issues bonds with warrants or convertible bonds on the basis of an authorization by the Annual General Meeting, it may be advisable to service the resulting rights to subscribe for shares or ADSs not by way of a capital increase, but in whole or in part using treasury shares or ADSs. Therefore, provision is being made for a corresponding utilization of the treasury shares acquired on the basis of this authorization subject to the exclusion of subscription rights. The fact that treasury shares or ADSs are used means that the shares held by the shareholders are not diluted, as they would be if the Conditional Capital were to be used. When deciding whether to deliver treasury shares or ADSs or to utilize the Conditional Capital, the Management Board will carefully weigh up the interests of the Company and the shareholders.

(5)

Finally, the Company is also to be able to redeem treasury shares without requiring a further resolution of the Annual General Meeting (sec. 71 para. 1 no. 8 sentence 6 AktG). The redemption is to be possible with or without a reduction of the share capital, at the discretion of the competent governing bodies; in the latter case, the notional interest of each share in the share capital increases. In this case, the Management Board is authorized to amend the Articles of Association with regard to the number of shares.

[Translation from the German language]

The Management Board will report on any utilization of the authorization at the following Annual General Meeting.

[Translation from the German language]

Total number of shares and voting rights

At the time of this convocation of the Annual General Meeting, the share capital of the Company amounts to EUR 5,900,584.00. It is divided into 5,900,584 registered no-par value shares. One no-par value share entitles the holder to one vote in the Annual General Meeting, which means that the total number of voting rights is 5,900,584. The Company does not hold any treasury shares.

Criteria for attending the Annual General Meeting and exercising voting rights

Pursuant to art. 16 para. (1) of the Articles of Association, all shareholders who are entered in the share register of the Company and who register in due time for the Annual General Meeting are permitted to attend the Annual General Meeting and to exercise their voting rights.

Registrations for attendance must be received by the Company by

Wednesday, 19 May 2021 (24:00 hrs CEST) ("registration deadline").

Please send your registration in text form (sec. 126b of the German Civil Code ("BGB") either in German or in English to the following address:

voxeljet AG Management Board Am Silbermannpark 1b 86161 Augsburg Email: hv2021@voxeljet.de

Pursuant to sec. 67 para. 2 sentence 1 AktG, in relation to the Company, rights and obligations arising from shares only exist for or against the person who is entered in the share register. The entries in the share register on 19 May 2021, 24:00 hrs CEST ("technical record date") will determine whether attendance and voting rights can be exercised. This is because no changes to entries will be made from 20 May 2021, 00:00 hrs CEST until the end of the Annual General Meeting on 26 May 2021.

Registering shares for the Annual General Meeting does not mean that they are blocked from sale after the registration deadline. Shareholders can thus continue to freely dispose of their shares after registering them for the Annual General Meeting. However, it should be noted that anyone who uses shares of another party in order to exercise rights at the Annual General Meeting without being authorised to represent that other party and without the latter's consent is committing an administrative offence pursuant to sec. 405 para. 3 no. 1 AktG. As, in relation to the Company, rights arising from shares exist only for the person entered in the share register and no further changes to entries will be made from 20 May 2021, 00:00 hrs CEST until the end of the Annual General Meeting on 26 May 2021, any disposition of shares before the registration deadline could affect attendance and voting rights.

Holders of American Depositary Shares can obtain further information from the Custodian, Citibank N.A.– ADS Shareholder Services at the telephone number +1-888-250-3985. Please note that this telephone number is available from 8:30 AM to 6:00 PM EST (Eastern Standard Time).

[Translation from the German language]

Procedure for attendance and voting by proxy

Shareholders who have duly registered for the Annual General Meeting may have their right to attend and vote at the Annual General Meeting exercised by a proxy, e.g. the custodian bank, a shareholders' association or another person of their choice. As a rule, the proxy must be issued and revoked in text form, and proof of the issuing of the proxy must be provided to the Company in text form (sec. 126b BGB). In deviation of the foregoing, the special provisions in sec. 135 AktG apply to proxies issued to intermediaries, shareholders' associations and proxy advisors within the meaning of sec. 134a para. 1 no. 3, para. 2 no. 3 AktG or any other person with equivalent status to intermediaries pursuant to sec. 135 para. 8 AktG; please discuss the details of the issuing of a proxy to an intermediary, a shareholders' association or a proxy advisor within the meaning of sec. 134a para. 1 no. 3, para. 2 no. 3 AktG or any other person with equivalent status to intermediaries pursuant to sec. 135 para. 8 AktG with the respective proxy.

Proxy forms that can be used for issuing a proxy can be requested from the Company at the following address:

voxeljet AG Management Board Am Silbermannpark 1b 86161 Augsburg Fax: +49 821 7483 111 Email: hv2021@voxeljet.de

Furthermore, proxy forms can be downloaded online at the following address:

http://investor.voxeljet.com/

In particular, intermediaries, shareholders' associations and proxy advisors within the meaning of sec. 134a para. 1 no. 3, para. 2 no. 3 AktG, or any other person with equivalent status to intermediaries pursuant to sec. 135 para. 8 AktG, to whom/which proxies are issued can use the same forms to issue proxies of their own.

Proof of a proxy issued to a designated person can be provided by such a person presenting the proxy in order to gain admission on the date of the Annual General Meeting. Proof of proxies can also be sent by mail, fax or electronically (via email) to the aforementioned address of the Company. Any proxy already issued can be revoked by making a direct declaration to the Company in the aforementioned manner.

Motions to make additions to the Agenda pursuant to sec. 122 para. 2 AktG

Shareholders whose shares, together or individually, account for one twentieth of the share capital (corresponding to 295,030 shares of the Company) may request that items be placed on the agenda and announced (request for additions). Each new item must be accompanied by reasons for raising the item or a proposed resolution. The parties submitting motions must prove that they have been holders of the shares for at least 90 days prior to the date of receipt of the request (the date of receipt is not counted) and that they will retain the shares until the Management Board has made a decision on the request for additions.

The request for additions must be addressed to the Management Board of the Company in writing and signed, and must be received at least 30 days before the Annual General Meeting (the date of the Annual General Meeting and the date of receipt are not counted),

[Translation from the German language]

i.e. no later than by the end of 25 April 2021 (24:00 hrs CEST). Please therefore send any corresponding requests for additions to the following address:

voxeljet AG Management Board Am Silbermannpark 1b 86161 Augsburg Fax: +49 821 7483 111 Email: hv2021@voxeljet.de

If they have not already been announced together with the convocation, any duly made requests for additions will be announced by the Company in the same way as the convocation without undue delay after receipt of the request for additions.

Counter-motions and election nominations by shareholders pursuant to secs. 126 para. 1, 127 AktG

Furthermore, any shareholder is entitled to file counter-motions with regard to the agenda items as well as to make election nominations.

The Company will make any counter-motions from shareholders, including the name of the shareholder, the reasons and any comments by the management, available at

http://investor.voxeljet.com/

if the shareholder has, at least 14 days before the meeting, i.e. by 11 May 2021 (24:00 hrs CEST), sent the Company a permissible counter-motion with regard to a proposal by the Management Board and/or the Supervisory Board concerning a specific agenda item, including reasons, to the following address:

voxeljet AG
Management Board
Am Silbermannpark 1b
86161 Augsburg
Email: hv2021@voxeljet.de

A counter-motion does not need to be published if one of the exclusion criteria under sec. 126 para. 2 AktG has been met. The reasons do not need to be published if they consist of more than 5,000 characters in total.

These provisions apply mutatis mutandis to election nominations by shareholders. However, reasons do not need to be stated for election nominations. Moreover, election nominations do not have to be published if the election nomination does not contain the name, the practiced profession and the place of residence of the proposed candidate, as well as, in the event of the election of Supervisory Board members, information about their membership of other supervisory boards that must be established by law. Furthermore, a nomination for the election of members of the Supervisory Board must contain information concerning their membership of comparable German and foreign supervisory bodies of business enterprises.

Right to information pursuant to sec. 131 para. 1 AktG

Pursuant to sec. 131 para. 1 AktG, the Management Board is obliged to provide any shareholder with information on matters relating to the Company upon request at the Annual General Meeting, provided that such information is necessary for a proper assessment of an agenda item. This duty to provide information also extends to the legal and business relationships of the Company with an affiliated company as well as the situation of the Group and the companies included in the consolidated financial statements, also provided that the information is necessary for a proper assessment of an agenda item.

[Translation from the German language]

The Management Board may refrain from answering individual questions for the reasons stated in sec. 131 para. 3 AktG.

Under art. 18 para. 3 of the Articles of Association, the Chair is authorized to restrict a shareholder’s right to speak and to ask questions to a reasonable amount of time.

Further explanations and information on the Company's website, availability of documents

Once the Annual General Meeting has been convened, the website

http://investor.voxeljet.com/

will contain all the information and documents pursuant to sec. 124a AktG. After the Annual General Meeting, the results of the voting will be published on the same website. All documents that must be made accessible for the Annual General Meeting by law will be available for inspection during the Annual General Meeting.

Data privacy notice

The protection of your personal data and its processing in conformity with the law are extremely important to us. We process the personal data provided by you in your registration for the Annual General Meeting in order to enable you to exercise your rights at the Annual General Meeting. Detailed information on the processing of your personal data is available in a clearly summarized form in one place in our data protection statement. The data protection statement is available to be viewed and downloaded on the Company's website at http://investor.voxeljet.com/.

Augsburg, April 2021

The Management Board